Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BETWEEN
CONTURA ENERGY, INC.,
ALPHA NATURAL RESOURCES HOLDINGS, INC.,
ANR, INC.,
PRIME ACQUISITION I, INC.,
AND
PRIME ACQUISITION II, INC.
Dated as of April 29, 2018

i

Glossary of Defined Terms

Defined Term	Section
2017 Equity Plan	3.02(c)
Affiliate	8.11
Agreement	Preamble
Alpha Acquisition Proposal	5.03(h)(i)
Alpha Board Recommendations	3.03(d)(iv)
Alpha Cap Ex Budget	5.01(p)(i)
Alpha Capital Stock	3.02(b)(ii)
Alpha Director	1.04(c)
Alpha Director Designee	1.04(a)
Alpha Disclosure Schedule	Article 3
Alpha Environmental Permits	3.14
Alpha Improvements	3.16(c)(iv)
Alpha Intellectual Property	3.15(a)
Alpha Interested Party Agreement	3.21
Alpha Leased Real Property	3.16(a)(ii)
Alpha Lease	3.16(a)(ii)
Alpha Material Adverse Effect	8.11
Alpha Material Contract	3.17(a)(xiv)
Alpha New Acquisition	5.01(c)(ii)
Alpha New Acquisitions	5.01(c)(ii)
Alpha Notice Period	5.03(d)(A)
Alpha Owned Intellectual Property	3.15(b)(i)
Alpha Owned Real Property	3.16(a)(i)
Alpha Parties	Preamble
Alpha Party Shareholder	5.17(d)(ii)
Alpha Permit Applications	3.13(c)(i)
Alpha Permits	3.13(a)(i)
Alpha Real Property	3.16(a)(iii)
Alpha Securities	3.02(d)(iii)
Alpha Service Provider	3.08(h)
Alpha Special Meetings	5.05(a)
Alpha Stockholder Approvals	3.22(b)
Alpha Subsidiary Securities	3.02(e)(iii)
Alpha Superior Proposal	5.03(h)(ii)
Alpha Surety Bonds	3.13(d)
ANR	Preamble
ANR Board	3.03(c)
ANR Board Recommendation	3.03(d)(iv)
ANR Bylaws	3.01(b)
ANR Certificate of Incorporation	3.01(b)
ANR Certificate of Merger	1.02(b)

Defined Term	Section
ANR Financial Advisor	3.24
ANR Merger	1.01
ANR Merger Consideration	1.05(b)(iii)
ANR Merger Surviving Corporation	1.01
ANR Plan	8.11
ANR RSU	2.03(b)
ANR Stockholder Approvals	3.22(b)
ANR Stock Option	2.03
Antitrust Law	5.07(a)
Appraisal Shares	1.07
beneficial ownership	8.11
Book-Entry Shares	2.01(b)(ii)
Business Day	8.11
Capitalization Date	3.02(a)
Certificates	2.01(b)(i)
Change of Alpha Board Recommendation	5.03(a)(iii)
Class C-1 Common Stock	3.02(b)(i)
Class C-2 Common Stock	3.02(b)(ii)
Closing	1.02(a)
Closing Date	1.02(a)
Code	Recitals
Computer Software	3.15(e)
Confidentiality Agreement	8.11
Contract	3.04(a)(iii)
Controlled Group Liability	8.11
Contura	Preamble
Contura Board	Recitals
Contura Bylaws	4.01(b)
Contura Cap Ex Budget	5.02(o)(i)
Contura Certificate of Incorporation	4.01(b)
Contura Charter Amendment	Recitals
Contura Common Stock	Recitals
Contura Disclosure Schedule	Article 4
Contura Environmental Permits	4.14
Contura Financial Advisor	4.23
Contura Improvements	4.16(c)(iv)
Contura Intellectual Property	4.15(a)
Contura Interested Party Agreement	4.21(iii)
Contura Lease	4.16(a)(ii)
Contura Leased Real Property	4.16(a)(ii)
Contura Material Adverse Effect	8.11
Contura Material Contract	4.17(a)(x)
Contura New Acquisition	5.02(c)(ii)
Contura New Acquisitions	5.02(c)(ii)
Contura Owned Intellectual Property	4.15(b)(i)

v

Defined Term	Section
Contura Owned Real Property	4.16(a)(i)
Contura Parties	4.03(a)
Contura Permit Applications	4.13(c)(i)
Contura Permits	4.13(a)(i)
Contura Plan	8.11
Contura Preferred Stock	4.02(a)(ii)
Contura Real Property	4.16(a)(iii)
Contura RSU	2.03(b)
Contura Sale Transaction	5.07(b)
Contura Securities	4.02(c)(iii)
Contura Service Provider	4.08(h)
Contura Stock Option	4.02(b)
Contura Stockholder Approval	4.22
Contura Subsidiary Securities	4.02(d)(iii)
Contura Surety Bonds	4.13(d)
Copyrights	3.15(e)
Current Employees	5.09
DGCL	1.01
Effective Time	1.02(b)
Environment	3.14(i)(i)
Environmental Claim	3.14(i)(ii)
Environmental Law	3.14(i)(iii)
ERISA	3.08(b)(ii)
ERISA Affiliate	8.11
Exchange Act	3.04(b)(ii)
Exchange Agent	2.01(a)
Exchange Fund	2.01(a)
Exchange Ratio	8.11
Excluded Intervening Event	8.11
Expense Reimbursement	7.03(d)
First Effective Time	1.02(b)
Form S-4	3.07(i)
Governmental Entity	3.04(b)
Hazardous Materials	3.14(i)(iv)
HSR Act	3.04(b)(i)
Holdings	Preamble
Holdings Board	3.03(a)
Holdings Board Recommendation	3.03(b)(iv)
Holdings Bylaws	3.01(b)
Holdings Certificate of Incorporation	3.01(b)
Holdings Certificate of Merger	1.02(b)
Holdings Common Stock	3.02(a)
Holdings Merger	1.01
Holdings Merger Consideration	1.05(a)(iii)
Holdings Merger Surviving Corporation	1.01

Defined Term	Section
Holdings Preferred Stock	3.02(a)
Holdings Series A Preferred Stock	3.02(a)
Holdings Series B Preferred Stock	3.02(a)
Holdings Stockholder Approval	3.22(a)
Indebtedness	8.11
Indemnified Parties	5.08(b)
Indemnified Party	5.08(b)
Initial Alpha Director Designees	1.04(a)
Intellectual Property Rights	3.15(a)
Joint Proxy Statement	3.07(ii)
KESP	5.09(c)
knowledge	8.11
Law	3.04(a)(ii)
Lien	8.11
Materially Burdensome Conditions	5.07(a)
Merger Consideration	1.05(b)(iii)
MergerSub 1	Preamble
MergerSub 2	Preamble
New Option	2.03
NYSE	8.11
Outside Date	8.11
Permit	8.11
Permitted Liens	8.11
Person	8.11
Proceeding	3.10(a)
Release	3.14(i)(v)
Representatives	8.11
Required Nomination Period	1.04(b)
Reverse Termination Fee	7.03(g)
SEC	3.04(b)(ii)
Second Effective Time	1.02(b)
Secretary of State	1.02(b)
Section 262	1.07
Securities Act	3.07(i)
Subsidiary	8.11
Surety Bonds	3.13(d)
Surviving Corporations	1.01
Takeover Laws	3.23
Tax	3.11(l)
Tax Certificate	5.17(d)(vi)
Taxing Authority	3.11(l)
Tax Return	3.11(l)
Termination Fee	7.03(d)
Treasury Regulations	8.11
WARN	3.09(d)

Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 29, 2018, by and between ANR, Inc., a Delaware corporation (“ANR”), Alpha Natural Resources Holdings, Inc., a Delaware corporation (“Holdings”, and together with ANR, the “Alpha Parties”), Contura Energy, Inc., a Delaware corporation (“Contura”), Prime Acquisition I, Inc., a Delaware corporation and wholly owned Subsidiary of Contura (“MergerSub 1”), and Prime Acquisition II, Inc., a Delaware corporation and wholly owned Subsidiary of MergerSub 1 (“MergerSub 2”).
RECITALS
WHEREAS, the respective Boards of Directors of each of Holdings, ANR, Contura, MergerSub 1 and MergerSub 2 have approved this Agreement and determined that the terms of this Agreement, including the consummation of the Mergers upon the terms and subject to the conditions set forth herein, are in the best interests of Holdings, ANR, Contura, MergerSub 1 or MergerSub 2, respectively, and their respective stockholders;
WHEREAS, the respective Boards of Directors of each of Holdings, ANR, MergerSub 1 and MergerSub 2 have declared the advisability of this Agreement, recommended adoption of this Agreement by their respective stockholders and directed that this Agreement be submitted to their respective stockholders for adoption;
WHEREAS, after the Holdings Merger, Holdings will be a wholly owned Subsidiary of Contura, and, after the ANR Merger, ANR will be a wholly owned Subsidiary of Holdings;
WHEREAS, the Board of Directors of Contura (the “Contura Board”) has resolved to recommend approval by the stockholders of Contura of the amendment of Contura’s certificate of incorporation in the form attached hereto as Exhibit A to, among other things, increase the number of authorized shares of common stock, par value $0.01 of Contura (“Contura Common Stock”), in connection with the transactions contemplated herein (the “Contura Charter Amendment”);
WHEREAS, promptly following the execution and delivery of this Agreement, the beneficial owners of a majority of the outstanding shares of Contura Common Stock shall execute and deliver a written consent approving the Contura Charter Amendment in the form attached hereto as Exhibit B, and the Contura Charter Amendment will become effective immediately prior to the First Effective Time;
WHEREAS, for United States federal income tax purposes, it is intended that each Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
THE MERGERS
Section 1.01.    The Mergers; Effects of the Mergers. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (a) at the First Effective Time, MergerSub 1 shall be merged with and into Holdings (the “Holdings Merger”) and as a result the separate corporate existence of MergerSub 1 shall cease and Holdings shall continue as the surviving corporation of the Holdings Merger (the “Holdings Merger Surviving Corporation”) and (b) at the Second Effective Time, MergerSub 2 shall be merged with and into ANR (the “ANR Merger” and together with the Holdings Merger, the “Mergers”) and as a result the separate corporate existence of MergerSub 2 shall cease and ANR shall continue as the surviving corporation of the ANR Merger (the “ANR Merger Surviving Corporation” and together with the Holdings Merger Surviving Corporation, the “Surviving Corporations”). The Mergers shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, (i) at the First Effective Time, all the property, rights, privileges, immunities, powers and franchises of Holdings and MergerSub 1 shall vest in the Holdings Merger Surviving Corporation and all debts, liabilities and duties of Holdings and MergerSub 1 shall become the debts, liabilities and duties of the Holdings Merger Surviving Corporation and (ii) at the Second Effective Time, all the property, rights, privileges, immunities, powers and franchises of ANR and MergerSub 2 shall vest in the ANR Merger Surviving Corporation and all debts, liabilities and duties of ANR and MergerSub 2 shall become the debts, liabilities and duties of the ANR Merger Surviving Corporation.
Section 1.02.    Consummation of the Mergers. (a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) will take place at 10:00 a.m., New York time, as promptly as practicable, but in no event later than the fourth Business Day, after the satisfaction or, to the extent permitted by applicable Law, waiver (by the party entitled to grant such waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017 or at such other place or on such other date or time as the parties hereto may mutually agree in writing.
(b)    On the Closing Date and subject to the terms and conditions hereof, Contura and the Alpha Parties shall (i) cause the Holdings Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Secretary of State”) a duly executed certificate of merger (the “Holdings Certificate of Merger”), as required by the DGCL, and shall take all such further actions as may be required by Law to make the Holdings Merger effective, and immediately thereafter (ii) cause the ANR Merger to be consummated by filing with the Secretary of State a duly executed certificate of merger (the “ANR Certificate of Merger”), as required by the DGCL, and shall take all such further actions as may be required by Law to make the ANR Merger effective. The date and time of the filing of the Holdings Certificate of Merger with the Secretary of State (or such later date and time as shall be agreed to by the parties hereto and is specified in the Holdings Certificate of Merger) is referred to as the “First Effective Time” and the date and time of the filing of the ANR Certificate of Merger with the Secretary of State (or such later date and time as shall be agreed to by the parties hereto and is specified in the ANR Certificate of Merger) is referred to as the “Second Effective Time”.
Section 1.03.    Certificate of Incorporation; Bylaws. (a) (i) At the First Effective Time, the certificate of incorporation of MergerSub 1 shall, by virtue of the Holdings Merger, become the certificate of incorporation of the Holdings Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the Holdings Merger Surviving Corporation shall be amended to be Alpha Natural Resources Holdings, Inc.) and (ii) at the Second Effective Time, the certificate of incorporation of MergerSub 2 shall, by virtue of the ANR Merger, become the certificate of incorporation of the ANR Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the ANR Merger Surviving Corporation shall be amended to be ANR, Inc.).
(b)    (i) At the First Effective Time, the bylaws of MergerSub 1 shall, by virtue of the Holdings Merger, become the bylaws of the Holdings Merger Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the Holdings Merger Surviving Corporation shall be amended to be Alpha Natural Resources Holdings, Inc.) and (i) at the Second Effective Time, the bylaws of MergerSub 2 shall, by virtue of the ANR Merger, become the bylaws of the ANR Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the ANR Merger Surviving Corporation shall be amended to be ANR, Inc.).
Section 1.04.    Directors and Officers. (a) Contura shall take all such actions as are necessary, in accordance with the Contura Certificate of Incorporation and Contura Bylaws, to, as of the Second Effective Time (i) cause the size of the Contura Board to be expanded to nine directors and (ii) cause to be appointed to the Contura Board four individuals (the “Initial Alpha Director Designees”), filling the vacancies created by the increase of the size of the Contura Board. The Initial Alpha Director Designees shall be John E. Lushefski, Daniel J. Geiger, David J. Stetson and Harvey L. Tepner; provided that, if John E. Lushefski, Daniel J. Geiger or Harvey L. Tepner fail to meet any Independence Standard as of the Closing, such individual shall not be appointed to the Contura Board. In the event that any such Initial Alpha Director Designee, at or prior to the Closing, is unable to or has declined to serve on the Contura Board (or is not appointed to the Contura Board pursuant to the proviso to the immediately preceding sentence), Contura shall cause to be appointed to the Contura Board, as of the Second Effective Time, an individual designated by ANR (following consultation with Contura and subject to the approval of the Contura Board, which shall not be unreasonably withheld, conditioned or delayed (provided that the Contura Board may decline to approve any individual who fails to meet any Independence Standard in its reasonable discretion exercised in good faith)) to replace such Initial Alpha Director Designee on the Contura Board. Each Initial Alpha Designee and any other individual nominated or designated to serve as an Alpha Director is referred to herein as an “Alpha Director Designee.” Contura acknowledges and agrees that, as of the date of this Agreement and based solely upon the information provided by the Alpha Parties to Contura prior to the date hereof, it has no reason to believe that any of Messrs. Lushefski, Geiger and Tepner would fail to meet any Independence Standard as of the date of this Agreement. At or prior to the Closing, Contura shall not adopt, implement or change any Independence Standard in a manner that would adversely affect the ability of any of Messrs. Lushefski, Geiger and Tepner to satisfy any Independence Standards, except to the extent required by the listing standards of the NYSE or NASDAQ, as applicable, or the rules and regulations of the SEC.
(b)     Following the Closing and through the completion of Contura’s annual meeting of its stockholders in 2019 (the “Required Nomination Period”), (i) the size of the Contura Board shall not be changed (except that the size may be reduced to fewer than nine directors in the event of any resignation or other cessation of service of one or more directors) and (ii) in connection with any annual meeting of Contura’s stockholders or any special meeting of Contura’s stockholders at which directors of the Contura Board are to be elected, the Contura Board shall (x) nominate for election to the Contura Board of, (y) unanimously recommend that Contura’s stockholders vote in favor of election to the Contura Board of, and (z) solicit proxies in favor of the election of, each of the Alpha Director Designees; provided, however, that the Contura Board will not be required to take any of the actions set forth in the preceding clauses (x), (y) and (z) if it reasonably determines, upon the advice of counsel and applying the same standards and principles with respect to all directors of Contura, that the taking of such action would reasonably be expected to constitute a violation of its fiduciary duties.
(c)    Each Alpha Director Designee who is elected or appointed to the Contura Board (each such individual, an “Alpha Director”) shall serve on the Contura Board, to hold office in accordance with the Contura Certificate of Incorporation and Contura Bylaws, until the earlier of his or her resignation or until his or her successor is duly elected and qualified, as the case may be.
(d)    Each Alpha Director shall be entitled to (i) compensation for services rendered to the Contura Board (including any committee of the Contura Board) at levels, and otherwise on terms, comparable to other members of the Contura Board who are not employees of Contura or its Subsidiaries and (ii) indemnification protection and liability insurance coverage on the same terms as other members of the Contura Board.

(e)    From and after the Closing, until successors are duly elected or appointed and qualified in accordance with applicable Law, unless otherwise determined by Contura prior to the Closing, (i) the directors of MergerSub 1 at the First Effective Time shall be the directors of the Holdings Merger Surviving Corporation, (ii) the directors of MergerSub 2 at the Second Effective Time shall be the directors of the ANR Merger Surviving Corporation, (iii) the officers of MergerSub 1 at the First Effective Time shall be the officers of the Holdings Merger Surviving Corporation and (iv) the officers of MergerSub 2 at the Second Effective Time shall be the officers of the ANR Merger Surviving Corporation.
Section 1.05.    Conversion of Shares.
(a)    At the First Effective Time, by virtue of the Holdings Merger and without any action on the part of the parties hereto or on the part of any holder of any shares of capital stock or other equity interests of the parties hereto:
(i)    Each share of common stock, par value $0.01, of MergerSub 1 issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonasessable share of common stock, par value $0.01, of the Holdings Merger Surviving Corporation.
(ii)    Each share of Holdings Common Stock that is directly owned by Holdings, including as treasury stock, immediately prior to the First Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)     Subject to Section 1.06, each share of Holdings Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be canceled in accordance with Section 1.05(a)(ii) and as provided in Section 1.07 with respect to Appraisal Shares) shall be converted into the right to receive that number of fully paid and nonassessable shares of Contura Common Stock equal to the Exchange Ratio (the “Holdings Merger Consideration”). All such shares of Holdings Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Holdings Merger Consideration as provided herein, any dividends or other distributions payable pursuant to Section 2.01(c) and cash in lieu of fractional shares payable pursuant to Section 1.06.
(b)    At the Second Effective Time, by virtue of the ANR Merger and without any action on the part of the parties hereto or on the part of any holder of any shares of capital stock or other equity interests of the parties hereto:
(i)    Each share of common stock, par value $0.01, of MergerSub 2 issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and nonasessable share of common stock, par value $0.01, of the ANR Merger Surviving Corporation.
(ii)    Each share of Class C-1 Common Stock that is directly owned by ANR, including as treasury stock, immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(iii)     Subject to Section 1.06, each share of Class C-1 Common Stock issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled in accordance with Section 1.05(b)(ii) and as provided in Section 1.07 with respect to Appraisal Shares) shall be converted into the right to receive that number of fully paid and nonassessable shares of Contura Common Stock equal to the Exchange Ratio (the “ANR Merger Consideration” and together with the Holdings Merger Consideration, the “Merger Consideration”). All such shares of Class C-1 Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the ANR Merger Consideration as provided herein, any dividends or other distributions payable pursuant to Section 2.01(c) and cash in lieu of fractional shares payable pursuant to Section 1.06.
(iv)    Each share of Class C-2 Common Stock issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
Section 1.06.    Fractional Shares. No fraction of a share of Contura Common Stock will be issued by virtue of either of the Mergers to holders of Holdings Common Stock or Class C-1 Common Stock, but in lieu thereof each holder of Holdings Common Stock or Class C-1 Common Stock who would otherwise be entitled to a fraction of a share of Contura Common Stock (after aggregating all shares of Contura Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificates or Book-Entry Shares in accordance with Section 2.01, receive from Contura (through the amounts deposited with the Exchange Agent in accordance with Section 2.01) an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Contura Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the Per Contura Share Price.
Section 1.07.     Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Holdings Common Stock or Class C-1 Common Stock issued and outstanding immediately prior to the Closing that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger

Consideration as provided in Section 1.05, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Closing, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Closing into, and shall have become, the right to receive the Merger Consideration as provided in Section 1.05. The Alpha Parties shall give prompt notice to Contura of any demands for appraisal of any shares of Holdings Common Stock or Class C-1 Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Alpha Parties, and Contura shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Closing, the Alpha Parties shall not, without the prior written consent of Contura, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.
Section 1.08.    Subsequent Actions. If at any time after the Closing, Contura shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise a Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the applicable Alpha Party as a result of, or in connection with, the Mergers, or otherwise to carry out the intent of this Agreement, the officers and directors of such Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the applicable Alpha Party all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the applicable Alpha Party or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in such Surviving Corporation or any of its Subsidiaries or otherwise to carry out the intent of this Agreement.
ARTICLE 2
EXCHANGE OF SHARES AND CERTIFICATES, EQUITY AWARDS
Section 2.01.    Exchange of Shares and Certificates; Procedures. (a) Prior to the Closing, Contura shall engage, or shall cause to be engaged, an institution selected by Contura and reasonably acceptable to the Alpha Parties to act as exchange agent in connection with the Mergers (the “Exchange Agent”). Immediately prior to the Closing, Contura will deposit with the Exchange Agent, in trust for the benefit of the holders of Holdings Common Stock and Class C-1 Common Stock immediately prior to the Closing, (x) the applicable number of shares of Contura Common Stock to be issued as

Merger Consideration, (y) cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 1.06 and (z) cash in an amount sufficient to make any dividends or distributions to which holders of Holdings Common Stock or Class C-1 Common Stock may be entitled pursuant to Section 2.01(c)(i). All cash and shares of Contura Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The cash included in the Exchange Fund shall be invested by the Exchange Agent in such manner as Contura shall direct; provided that (ii) no such investment or losses thereon shall affect the amounts payable to former holders of Holdings Common Stock or Class C-1 Common Stock after the Closing pursuant to this Article 2, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to Contura. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 1.05 and 1.06 and this Section 2.01. Contura shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Contura’s obligations under Section 1.06 and this Article 2.
(b)    As soon as reasonably practicable after the Closing and in no event later than three Business Days following the Closing, Contura shall cause the Exchange Agent to mail to each record holder, as of the Closing, of (i) a certificate or certificates which immediately prior to the Closing represented outstanding shares of Holdings Common Stock or Class C-1 Common Stock (the “Certificates”) or (ii) Holdings Common Stock or Class C-1 Common Stock represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss, theft or destruction in lieu thereof meeting the requirements of Section 2.01(d)) to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal (which shall be in customary form and contain such other provisions as are reasonably satisfactory to the Alpha Parties and Contura) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Holdings Common Stock or Class C-1 Common Stock, in exchange for (x) whole shares of Contura Common Stock to be issued as Merger Consideration, (y) cash in lieu of any fractional shares pursuant to Section 1.06 and (z) any dividends or other distributions payable pursuant to Section 2.01(c). Following surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor, subject to the certificate requirements and discussion below in Section 5.17, (A) that number of whole shares of Contura Common Stock (after taking into account all Certificates or Book-Entry Shares surrendered by such holder) to be issued as Merger Consideration to which such holder is entitled pursuant to Sections 1.05 (or uncertificated shares in book entry form), (B) payment by cash or check in lieu of fractional shares which such holder is entitled to receive pursuant to Section 1.06, and (C) any dividends or distributions payable pursuant to Section 2.01(c), and the Certificates or book entries evidencing the Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable pursuant to Section 1.06 or Section 2.01(c) upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person other than the Person in whose name the Certificate or Book-Entry Share surrendered is registered, it will be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or established to the satisfaction of Contura that such Tax has been paid or is not applicable. Subject to Section 1.07, from and after the Closing and until surrendered in accordance with the provisions of this Section 2.01, each Certificate or Book-Entry Share shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration (and any amounts to be paid pursuant to Section 1.06 or Section 2.01(c)) upon such surrender, without any interest thereon and subject to any applicable withholding Tax pursuant to Section 5.17.
(c)    No dividends or other distributions with respect to shares of Contura Common Stock with a record date after the Closing shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Contura Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.06, until such Certificate or Book-Entry Share has been surrendered in accordance with this Section 2.01. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Contura Common Stock issuable as Merger Consideration in exchange therefor pursuant to Sections 1.05, together with any cash payable in lieu of a fractional share of Contura Common Stock to which such holder is entitled pursuant to Section 1.06 and the amount of dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole shares of Contura Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing and a payment date subsequent to such surrender payable with respect to such whole shares of Contura Common Stock.
(d)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Contura, the posting by such Person of a bond in such reasonable amount as Contura may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate such shares of Contura Common Stock to be issued as Merger Consideration as may be required pursuant to Section 2.01(b), cash for fractional shares pursuant to Section 1.06 and any dividends or distributions payable at such time pursuant to Section 2.01(c) with respect to the Holdings Common Stock or Class C-1 Common Stock formerly represented thereby.
(e)    Any portion of the Exchange Fund that remains unclaimed by the former holders of Holdings Common Stock and Class C-1 Common Stock for 12 months after the Closing shall be paid to Contura. Any former holder of Holdings Common Stock or Class C-1 Common Stock that has not complied with this Section 2.01 prior to the end of such 12-month period shall thereafter look only to Contura (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for the Merger Consideration, any cash in lieu of fractional shares pursuant to Section 1.06 and any dividends or distributions payable pursuant to Section 2.01(c), without any interest thereon. All charges and expenses of the Exchange Agent incurred in connection with the exchange of Holdings Common Stock or Class C-1 Common Stock for the Merger Consideration, other than as provided in Section 5.17, shall be borne by Contura. Contura shall not be liable to any holder or former holder of Holdings Common Stock or Class C-1 Common Stock for any monies delivered from the Exchange Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law, any unclaimed funds payable with respect to such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Contura, free and clear of all claims or interest of any Person previously entitled thereto.
(f)    All shares of Contura Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article 2 and any cash paid pursuant to Section 1.06 or Section 2.01(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Holdings Common Stock or Class C-1 Common Stock previously represented by such Certificates or Book-Entry Shares.
Section 2.02.    Closing of Transfer Books. At the Closing, the stock transfer books of the ANR Parties shall be closed, and no transfer of Holdings Common Stock or Class C-1 Common Stock that were outstanding prior to the Closing shall thereafter be made. If, after the Closing, Certificates that were outstanding prior to the Closing are presented to Contura for transfer, they shall be cancelled and exchanged as provided in this Article 2.
Section 2.03.    Treatment of ANR Equity Awards.
(a)    Treatment of ANR Stock Options. Except as set forth in Section 5.01(n) of the Alpha Disclosure Schedule, immediately prior to the Second Effective Time, each compensatory option to purchase shares of Class C-1 Common Stock (each, an “ANR Stock Option”) that is outstanding immediately prior to the Second Effective Time, whether or not then vested, shall be converted automatically into such number of shares of Class C-1 Common Stock equal to the applicable ANR Option New Share Amount.  ANR shall issue the applicable number of shares of Class C-1 Common Stock

(the “Deliverable Option Shares”) to each holder of an ANR Stock Option as Book-Entry Shares, which shall be subject to applicable Tax withholding.  Each holder of an ANR Stock Option for whom there is a Tax withholding obligation shall be given the opportunity to elect, which election must be made not less than one Business Day prior to the beginning of the period during which the Per ANR Share Price will be measured, to satisfy the applicable Tax withholding on the Deliverable Option Shares (i) in cash delivered by such holder or (ii) by reduction in the number of Deliverable Option Shares, with such reduction calculated based on the Per ANR Share Price (and any shares of Class C-1 Common Stock used to satisfy such holder’s Tax withholding obligation shall not be issued to such holder or converted into shares of Contura Common Stock in accordance with Section 1.05(b)(iii)); provided that if no election is timely made, such holder shall be deemed to have elected to pay the withholding Tax by reduction in the number of Deliverable Option Shares pursuant to clause (ii). If an ANR Stock Option holder elects to pay the applicable withholding Tax in cash pursuant to clause (i), such holder will be required to make, at least one Business Day prior to the Second Effective Time and as a condition to the issuance to such holder of such shares of Contura Common Stock, a cash payment to ANR in an amount equal to the applicable Tax withholding amount (as calculated by ANR with the approval of Contura, which shall not be unreasonably withheld, conditioned or delayed), and such holder shall be required to make an additional payment (or receive reimbursement) promptly following the Second Effective Time to the extent the actual Tax withholding obligation is different than the cash payment made. At the Second Effective Time, any shares of Class C-1 Common Stock issued to a holder of an ANR Stock Option in accordance with this Section 2.03(a) shall be converted into shares of Contura Common Stock in accordance with Section 1.05(b)(iii); provided that Contura shall use commercially reasonable efforts to establish procedures that facilitate the prompt issuance of the applicable number of shares of Contura Common Stock to each individual that had held an ANR Stock Option. Prior to the Second Effective Time, the ANR Board or the compensation committee of the ANR Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any applicable consents) which are reasonably necessary to effectuate the provisions of this Section 2.03(a).
(b)    Treatment of ANR RSUs. At the Second Effective Time, each outstanding restricted stock unit granted under any ANR Plan (each, an “ANR RSU”), whether or not then vested, shall be assumed by Contura and converted automatically into a restricted stock unit award (a “Contura RSU”) relating to a number of shares of Contura Common Stock equal to the product of (i) the number of ANR RSUs held by the holder thereof immediately prior to the Second Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole number of shares. Each Contura RSU shall otherwise have the same terms and conditions (including as to continued vesting) as were applicable to an ANR RSU immediately prior to the Second Effective Time.
Section 2.04.    Adjustments. If at any time during the period between the date of this Agreement and the Closing, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of either Alpha Party or Contura shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.04 shall be construed to permit either Alpha Party or Contura to take any action with respect to its respective securities that is prohibited by the terms of this Agreement.
Section 2.05.    Withholding Taxes. Notwithstanding any other provision of this Agreement, Contura shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Mergers or this Agreement in accordance with Section 5.17 and Section 2.03(a), as applicable.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE ALPHA PARTIES
Except as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by ANR to Contura with respect to this Agreement immediately prior to the execution of this Agreement (the “Alpha Disclosure Schedule”) (provided, however, that a matter disclosed in the Alpha Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty), each Alpha Party represents and warrants to Contura as follows:
Section 3.01.    Organization and Qualification. (a) Each Alpha Party is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Subsidiary of the Alpha Parties is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Each Alpha Party and each of their respective Subsidiaries is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(b)    ANR has heretofore made available to Contura true, correct and complete copies of (i) the certificate of incorporation and bylaws of ANR as in effect on the date hereof, including all amendments thereto (respectively, the “ANR Certificate of Incorporation” and “ANR Bylaws”) and (ii) the certificate of incorporation and bylaws of Holdings as in effect on the date hereof, including all amendments thereto (respectively, the “Holdings Certificate of Incorporation” and “Holdings Bylaws”).

(c)    Holdings does not own any assets or properties other than 4,223,400 shares of Class C-2 Common Stock, and Holdings does not have, and has never had, any employees, has not engaged in any activities or business and has incurred no liabilities or obligations, in each case, other than those incident to its ownership of Class C-2 Common Stock.
Section 3.02.    Capitalization. (a) The authorized capital stock of Holdings consists of (i) 5,000,000 shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”) (ii) 6,500,000 shares of Series A Preferred Stock, par value $0.01 per share, of Holdings (“Holdings Series A Preferred Stock”), and (iii) 300,000 shares of Series B Preferred Stock, par value $0.01 per share, of Holdings (“Holdings Series B Preferred Stock”, and together with Holdings Series A Preferred Stock, “Holdings Preferred Stock”). As of the close of business on April 20, 2018 (the “Capitalization Date”), (A) 4,223,290 shares of Holdings Common Stock and no shares of Holdings Preferred Stock were issued and outstanding, (B) no shares of Holdings Common Stock were held in Holdings’ treasury, (C) 6,500,000 shares of Holdings Series A Preferred Stock were held in Holdings’ treasury, and (D) 300,000 shares of Holdings Series B Preferred Stock were held in Holdings’ treasury. All of the outstanding shares of Holdings Common Stock have been duly authorized and, as applicable, validly issued and are fully paid, nonassessable and free of preemptive rights.
(b)    The authorized capital stock of ANR consists of (i) 50,000,000 shares of Class C-1 common stock, par value $0.01 per share, of ANR (“Class C-1 Common Stock”) and (ii) 4,223,400 shares of Class C-2 Common Stock, par value $0.01 per share, of ANR (the “Class C-2 Common Stock”, and together with Holdings Common Stock and Class C-1 Common Stock, “Alpha Capital Stock”). As of the close of business on the Capitalization Date, (A) 15,907,752 shares of Class C-1 Common Stock and 4,223,400 shares of Class C-2 Common Stock were issued and outstanding, (B) no shares of Class C-1 Common Stock and no shares of Class C-2 Common Stock were held in ANR’s treasury, and (C) 2,000,000 shares of Class C-1 Common Stock and no shares of Class C-2 Common Stock were issuable under ANR Plans. All of the outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Holdings owns 4,223,400 shares of Class C-2 Common Stock free and clear of any Liens.
(c)    Section 3.02(c) of the Alpha Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding ANR Stock Option and ANR RSU outstanding, the number of shares of Class C-1 Common Stock issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the ANR Plan pursuant to which each such ANR Stock Option and ANR RSU was granted. Since the Capitalization Date, no Alpha Party has issued any capital stock (other than issuances permitted by Section 5.01 or upon the exercise of ANR Stock Options or settlement of ANR RSUs outstanding on the Capitalization Date in accordance with their terms), granted any other Alpha Securities or entered into any other agreements or commitments to issue any Alpha Securities, and has not split, combined or reclassified any shares of its capital stock. All of the outstanding ANR Stock Options and ANR RSUs have been issued under, and are subject to the terms and conditions of, the ANR, Inc. 2017 Equity Incentive Plan (the “2017 Equity Plan”).
(d)    Except as set forth in Section 3.02(a) and (b) and except for ANR Stock Options and ANR RSUs set forth in Section 3.02(c) of the Alpha Disclosure Schedule, there are no outstanding (23) securities of any Alpha Party or any of their respective Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Alpha Party, (23) options, restricted stock warrants, rights or other agreements or commitments to acquire from any Alpha Party or any of their respective Subsidiaries, or obligations of any Alpha Party or any of their respective Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Alpha Party, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of any Alpha Party may vote, (23) obligations (contingent or otherwise) of any Alpha Party or any of their respective Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Alpha Security (the items in clauses (i), (ii) and (iii), together with the capital stock of the Alpha Parties, being referred to collectively as “Alpha Securities”), or (iv) obligations (contingent or otherwise) of any Alpha Party or any of their respective Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Alpha Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of any Alpha Party or any of their Subsidiaries to purchase, redeem or otherwise acquire any Alpha Securities. There are no voting trusts or other agreements or understandings to which any Alpha Party or any of their respective Subsidiaries is a party (or, to the knowledge of any Alpha Party, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Alpha Party.
(e)    Section 3.02(e) of the Alpha Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of ANR. ANR, alone or together with one or more of its wholly owned Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien (other than Liens arising under applicable securities Laws). With respect to each Subsidiary of ANR, there are no outstanding (i) securities of any Alpha Party or any of their respective Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of ANR, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from any Alpha Party or any of their respective Subsidiaries, or obligations of any Alpha Party or any of their respective Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of ANR, (iii) obligations of any Alpha Party or any of their respective Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of ANR (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Alpha Subsidiary Securities”), or (iv) obligations of any Alpha Party or any of their respective Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Alpha Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of any Alpha Party or any of their respective Subsidiaries to purchase, redeem or otherwise acquire any outstanding Alpha Subsidiary Securities. There are no voting trusts or other agreements or understandings to which any Alpha Party or any of their respective Subsidiaries is a party (or, to the knowledge of any Alpha Party, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Subsidiary of ANR. Prior to the date hereof, ANR has made available to Contura complete and accurate copies of the charter and bylaws or other organizational documents of each Subsidiary of ANR.
(f)    ANR does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of ANR.
Section 3.03.    Authority for this Agreement; Board Action. (a) Holdings has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Holdings is a party. The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Holdings (the “Holdings Board”), including the adoption by the Holdings Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the Holdings Merger, and no other corporate proceedings on the part of Holdings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the Holdings Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the Holdings Stockholder Approval prior to the consummation of the Holdings Merger and the filing of the Holdings Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by Holdings and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(b)    The Holdings Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Holdings Merger, are advisable and fair to, and in the best interests of, Holdings and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the Holdings Merger, (iii) subject to the last sentence of Section 5.05(a), directed that the

“agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement be submitted to the stockholders of Holdings for adoption, and (iv) subject to Sections 5.03(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement by the stockholders of Holdings (the “Holdings Board Recommendation”), which actions and resolutions, subject to Sections 5.03(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way.
(c)    ANR has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which ANR is a party. The execution and delivery of this Agreement by ANR and the consummation by ANR of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of ANR (the “ANR Board”), including the adoption by the ANR Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the ANR Merger, and no other corporate proceedings on the part of ANR are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the ANR Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the ANR Stockholder Approval prior to the consummation of the ANR Merger and the filing of the ANR Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by ANR and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of ANR, enforceable against ANR in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(d)    The ANR Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the ANR Merger, are advisable and fair to, and in the best interests of, ANR and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the ANR Merger, (iii) subject to the last sentence of Section 5.05(a), directed that the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement be submitted to the stockholders of ANR for adoption, and (iv) subject to Sections 5.03(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the stockholders of ANR (the “ANR Board Recommendation”, and together with the Holdings Board Recommendation, the “Alpha Board Recommendations”), which actions and resolutions, subject to Sections 5.03(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way.

Section 3.04.    Consents and Approvals; No Violation. (a) Neither the execution and delivery of this Agreement by any Alpha Party nor the consummation of the transactions contemplated hereby by any Alpha Party will (i) violate or conflict with or result in any breach of any provision of the ANR Certificate of Incorporation, the Holdings Certificate of Incorporation, the ANR Bylaws or the Holdings Bylaws, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 3.04(b) have been obtained, and all filings described in such clauses have been made, in any material respect conflict with or violate any order, writ, injunction, decree, judgment, determination, requirement, award, stipulation, statute, rule or regulation of any Governmental Entity (“Law”) applicable to any Alpha Party or any of their respective Subsidiaries or by which any of their respective assets are bound, (iii) violate, conflict with or result in a breach of, or require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation (“Contract”) to which any Alpha Party or any of their respective Subsidiaries is a party or by which any Alpha Party or any of their respective Subsidiaries or any of their respective assets are bound, or (B) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of any Alpha Party or any of their respective Subsidiaries, except in the case of clauses (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by the Alpha Parties and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body (a “Governmental Entity”), except (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Form S-4 and such other reports and filings as are required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger with the Secretary of State as required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation, nuclear material, radio communications and environmental Permits, in each case under the applicable Laws of West Virginia, Pennsylvania, Virginia, Kentucky, Utah, Tennessee, Illinois, Indiana and the United States of America and (v) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to be material.

Section 3.05.    Financial Statements. (A) All of the Subsidiaries of ANR are consolidated for accounting purposes. ANR has delivered to Contura the audited consolidated financial statements (including the related notes thereto) of ANR for the fiscal year ended December 31, 2017 (the “Balance Sheet Date”) (the “Alpha Financial Statements”), and the Alpha Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ANR and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein.
(b)    The records, systems, controls, data and information of ANR and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of ANR or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section. ANR has implemented and maintain a system of internal controls that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal controls is effective. ANR has disclosed, based on its most recent evaluation of its system of internal controls prior to the date of this Agreement, to their outside auditors and the audit committees of the ANR Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls reporting that would reasonably be expected to adversely affect ANR’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ANR’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to ANR’s auditors and the audit committee of the ANR Board has been provided to Contura.
(c)    Since July 26, 2016, neither ANR nor any of its Subsidiaries or, to the knowledge of ANR, any director, officer, employee, auditor, accountant or representative of ANR or its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ANR or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ANR or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing ANR or any of its Subsidiaries, whether or not employed by ANR or any of its Subsidiaries, has reported evidence of a material violation of securities Law, breach of fiduciary duty or similar violation by ANR or any of its Subsidiaries or any of its officers, directors, employees or agents to the ANR Board or any committee thereof or to any director or officer of ANR or any of its Subsidiaries.

(d)    No Alpha Party nor any of their respective Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of ANR dated as of the Balance Sheet Date included in the Alpha Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) that would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
Section 3.06.    Absence of Certain Changes. (a) Since the Balance Sheet Date, the Alpha Parties and their respective Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and no Alpha Party nor any of their respective Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Contura, would constitute a breach of Section 5.01.
(b)    Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
Section 3.07.    Information Supplied; Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of any Alpha Party for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Contura in connection with the issuance of Contura Common Stock for the Mergers (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the joint proxy statement relating to the Alpha Special Meetings (such proxy statement, as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date such Joint Proxy Statement is first mailed to the stockholders of the Alpha Parties or at the time of the Alpha Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.07, no representation or warranty is made by the Alpha Parties with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied in writing by or on behalf of the Alpha Parties.
Section 3.08.    Employee Benefits Matters. (a) Section 3.08(a) of the Alpha Disclosure Schedule contains a true, correct and complete list of all ANR Plans in effect on the date hereof. Prior to the date of this Agreement, ANR has provided or made available to Contura true, correct and complete copies as in effect on the date hereof of each of the following with respect to each such ANR Plan, as applicable: (i) the plan document or agreement or, with respect to any ANR Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA; (iii) the most recent annual report, actuarial report, financial report and/or communication to the U.S. Department of Labor or the Pension Benefits Guarantee Corporation, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each ANR Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.
(b)    Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, with respect to each ANR Plan, (i) since July 26, 2016, all expenses, contributions, premiums or payments required to be made to, under or with respect to such ANR Plan have been timely made and all amounts properly accrued to date or as of the Closing as liabilities of any Alpha Party or any of their respective Subsidiaries which are not yet due have been properly recorded on the books of the Alpha Parties and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of the Alpha Parties, (ii) since July 26, 2016, each such ANR Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of any Alpha Party, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (ii) since July 26, 2016, with respect to any ANR Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied, (iv)  there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of any Alpha Party, threatened or anticipated with respect to such ANR Plan, any fiduciaries of such ANR Plan with respect to their duties to any ANR Plan, or against the assets of such ANR Plan or any trust maintained in connection with such ANR Plan, (v) since July 26, 2016, such ANR Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of any Alpha Party there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a ANR Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of any Alpha Party or any of their respective Subsidiaries or any of their respective ERISA Affiliates under ERISA, the Pension Protection Act or the Code, or similar Laws of foreign jurisdictions.
(c)    No Alpha Party or any of their respective Subsidiaries or any of their ERISA Affiliates, (i) has, since July 26, 2016, sponsored, maintained or contributed to, or has ever had any obligation to contribute to, (ii) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (iii) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (iv) has,

since July 26, 2016, incurred or reasonably expects to incur any direct or indirect liability pursuant to Title IV of ERISA (including any Controlled Group Liability).
(d)    To the knowledge of any Alpha Party, no ANR Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.
(e)    Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of any Alpha Party or any of their respective Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.
(f)    To the knowledge of any Alpha Party, all ANR Stock Options and ANR RSUs have been granted in compliance with the terms of the applicable ANR Plans, with applicable Law, and with the applicable provisions of the Alpha Certificate of Incorporation or the Alpha Bylaws as in effect at the applicable time.
(g)    Each ANR Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with applicable Law, including Section 409A of the Code.
(h)    No Alpha Party has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, consultant, director or individual independent contractor of any Alpha Party (each, an “Alpha Service Provider”) for any Tax incurred by such individual, including under Section 280G, 409A or 4999 of the Code.
(i)    No Alpha Party has any current or projected liability for, and no ANR Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Alpha Service Provider (other than coverage mandated by applicable Law, including COBRA).
Section 3.09.    Employees. (a) Section 3.09(a) of the Alpha Disclosure Schedule sets forth, (i) for each current Alpha Service Provider who is classified as an employee, such employee’s name, employer, title, supervisor, hire date, years of service, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual, bi-annual, quarterly or monthly bonus received and current annual, bi-annual, quarterly or monthly bonus opportunity, retention incentives, and total compensation amount, including fringe benefits and (ii) for each current Alpha Service Provider who is classified as an independent contractor, such individual’s name, engaging entity, title, supervisor, engagement date, location, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), annual wage rate, most recent annual or quarterly bonus received and current annual or quarterly bonus opportunity.
(b)    Section 3.09(b) of the Alpha Disclosure Schedule sets forth each collective bargaining agreement or any labor union contract with respect to employees in the United States to or by which any of the Alpha Parties or their respective Subsidiaries is a party or bound. A true and correct copy of each such agreement has been provided to Contura, together with a true and correct copy of all recall panels. There are, and since July 26, 2016 there have been, no actual or, to the knowledge of any Alpha Party, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of any Alpha Party or any of their respective Subsidiaries. No material or class action labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed since July 26, 2016, is pending or, to the knowledge of any Alpha Party, is threatened against any Alpha Party or their respective Subsidiaries.
(c)    Each Alpha Party and each of their respective Subsidiaries are, and since July 26, 2016 have been, in all material respects compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. There are, and since July 26, 2016 there have been, no material complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of any Alpha Party, threatened against any Alpha Party or any of their respective Subsidiaries brought by or on behalf of or material settlements entered into by an Alpha Party with any applicant for employment, any current or former Alpha Service Provider, any person alleging to be a current or former Alpha Service Provider, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment or engagement, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment or service relationship.
(d)    Since July 26, 2016, no Alpha Party or any of their current Subsidiaries has incurred any liability or obligation which remains unsatisfied under the Worker Adjustment and Retraining Notification Act or any state or local Laws regarding the termination or layoff of employees (“WARN”).
Section 3.10.    Litigation. (a) There is no claim, action, suit, proceeding, arbitration or mediation by or before any Governmental Entity (each, a “Proceeding”) pending (or, to the knowledge of any Alpha Party, threatened), nor, to the knowledge of any Alpha Party, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which any Alpha Party or any of their respective Subsidiaries is a party or against any Alpha Party or any of their respective Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $500,000, (ii) seeks injunctive or other non-monetary relief, or (iii) would have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of any Alpha Party, threatened, nor, to the knowledge of any Alpha Party, are there any investigations by any Governmental Entity pending or threatened, against any Alpha Party or any of their respective Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. No Alpha Party nor any of their respective Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(b)    Section 3.10(b) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since July 26, 2016 and prior to the date of this Agreement and requiring payment by any Alpha Party or any of their respective Subsidiaries in excess of $500,000 or involving the imposition on any Alpha Party or any of their respective Subsidiaries of injunctive or other nonmonetary relief.
(c)    Section 3.10(c) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each Proceeding to which any Alpha Party or any of their respective Subsidiaries is a party or effecting any Alpha Party or any of their respective Subsidiaries or any of its or their properties or assets, in each case arising from or relating to the bankruptcy cases commenced in the United States Bankruptcy Court for the Eastern District of Virginia (“Bankruptcy Court”) under chapter 11 of the Bankruptcy Code and captioned as In re Alpha Natural Resources, Inc., et al., No. 15-33896 (KRH) (Bankr. E.D. Va.) (the “Bankruptcy Cases”).
(d)    To the knowledge of any Alpha Party, (i) no officer or director of any Alpha Party or any of their respective Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of any Alpha Party or any of their respective Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.
Section 3.11.    Tax Matters. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by or with respect to the Alpha Parties or any of their Subsidiaries since July 26, 2016 have been filed when due (taking into account extensions validly obtained) and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b)    The Alpha Parties and their Subsidiaries have paid (or have had paid on their behalf) or have withheld and remitted to the appropriate Taxing Authority all material Taxes attributable to Holdings that were due and payable since July 26, 2016 or where payment is not yet due, have established an adequate accrual, in accordance with GAAP and past custom and practice of the Alpha Parties and their Subsidiaries, for all Taxes through the end of the last period for which the Alpha Parties and their Subsidiaries ordinarily record items on their respective books and records.
(c)     There is no audit, investigation, claim, suit, proceeding or assessment in respect of Taxes or material Tax assets now pending or, to the knowledge of an Alpha Party, threatened in writing against an Alpha Party or any of its Subsidiaries.
(d)     There are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which an Alpha Party or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law).
(e)    No claim has been made since July 26, 2016 by any Taxing Authority in a jurisdiction where neither an Alpha Party nor any of its Subsidiaries has filed Tax Returns that an Alpha Party or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(f)    Section 3.11(f) of the Alpha Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which an Alpha Party or any of its Subsidiaries currently file Tax Returns.
(g)    During the five-year period ending on the date hereof, no Alpha Party or any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(h)    None of the Alpha Parties nor any of their Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4).
(i)    The Alpha Parties and their Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Taxing Authority) all material amounts required by applicable Tax Law to be withheld and paid for all periods since July 26, 2016 through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.
(j)    None of the Alpha Parties nor any of their Subsidiaries have taken or agreed to take any action, or are aware of any fact or circumstance, that would reasonably be expected to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)    Section 3.11(k) of the Alpha Disclosure Schedule contains a list of all Tax sharing and Tax indemnification agreements entered into after July 26, 2016 and currently in effect as to which any Person other than an Alpha Party or any of its Subsidiaries is a party. There is no claim now pending or, to the knowledge of an Alpha Party, threatened in writing against an Alpha Party or any of its Subsidiaries for payment or indemnification in respect of Taxes pursuant to any such Tax sharing or Tax indemnification agreement. For purposes of this representation, commercial agreements or Contracts not primarily related to Taxes shall not be considered Tax sharing or Tax indemnification agreements
(l)    For purposes of this Agreement: “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the First Effective Time a member of an affiliated, consolidated, combined or unitary group for Tax purposes. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.
Section 3.12.    Compliance with Law. Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Subsidiary and each of their respective Subsidiaries is and has been since July 26, 2016 in compliance with all Laws applicable to the conduct of the business of any Alpha Party or any of their respective Subsidiaries or by which any assets of any Alpha Party or any of their respective Subsidiaries are bound or affected.
Section 3.13.    Permits; Surety Bonds. (a) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:
(i)        Each Alpha Party and each of their respective Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”) (collectively, the “Alpha Permits”) and each Alpha Permit is in full force and effect;

(ii)    each Alpha Party and each of their respective Subsidiaries is and since July 26, 2016 has been in compliance with the terms and conditions of the Alpha Permits; and
(iii)    since July 26, 2016, no Alpha Party or any of their respective Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Alpha Permits and, to the knowledge of any Alpha Party, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Alpha Permits.
(b)    Since July 26, 2016, no Alpha Party or any of their respective Subsidiaries has been notified in writing by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (i) ineligible to receive additional surface mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”
(c)    Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:
(i)        there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Alpha Permits) other than those set forth in Section 3.13(c) of the Alpha Disclosure Schedule (the “Alpha Permit Applications”);
(ii)    each of the Alpha Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and
(iii)    except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by the Alpha Parties or their Subsidiaries, as applicable, no Alpha Party or any of their respective Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Alpha Permit Applications will not be granted.
(d)    Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries have posted all deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) (collectively, the “Surety Bonds”) required to be posted in connection with their operations and pursuant to the Alpha Permits. All Surety Bonds posted by each Alpha Party and their respective Subsidiaries in connection with its respective operations are defined as the “Alpha Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries is in compliance with all Alpha Surety Bonds applicable to it.

(e)    Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of each Alpha Party and their respective Subsidiaries and the state of reclamation with respect to each of their Alpha Permits is “current” with respect to the reclamation obligations required by the Alpha Permits and otherwise are in compliance with the Alpha Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
Section 3.14.    Environmental Matters. (a) Except as would not reasonably be expected to be material, individually or in the aggregate, each Alpha Party and their respective Subsidiaries (x) is and since July 26, 2016 has been in compliance with applicable Environmental Laws, (y) holds and is and since July 26, 2016 has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Alpha Environmental Permits”) and (z) is and since July 26, 2016 has been in compliance with the EPA Consent Decree and all other agreements or commitments entered into with any governmental authority. All Alpha Environmental Permits are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Alpha Environmental Permits.
(b)    No Alpha Party or any of their respective Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of any Alpha Party, threatened against any Alpha Party or any of their respective Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed by Contract or by operation of Law or pursuant to any order issued by any Governmental Entity, in each case, by any Alpha Party or any of their respective Subsidiaries.
(c)    No Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or, to the knowledge of any Alpha Party, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for an Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, any Alpha Party or any of their respective Subsidiaries.
(d)    To the knowledge of any Alpha Party, no property presently owned, leased or operated by any Alpha Party or any of their respective Subsidiaries contains any (x) landfills, surface impoundments, disposal areas or radioactive materials (except to the extent such land use or material is allowed pursuant to applicable Permits), (y) underground storage tanks or aboveground storage tanks or (z) asbestos or asbestos-containing material, polychlorinated biphenyls, and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a Governmental Entity of sites where remedial action is or is reasonably expected to be necessary.

(e)    No Alpha Party or any of their respective Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in an Environmental Claim.
(f)    No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by any Alpha Party or any of their respective Subsidiaries except for Liens imposed in connection with any Alpha Surety Bonds.
(g)    Except for Alpha Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by any Alpha Party or any of their respective Subsidiaries.
(h)    Each Alpha Party and their respective Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law.
(i)    For purposes of the Agreement:
(i)        “Environment” means any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.
(ii)    “Environmental Claim” means any claim, cause of action, investigation (other than an investigation voluntarily conducted or commissioned by the subject of such investigation) or notice by any Person, including any Governmental Entity having jurisdiction, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location, or (B) any Environmental Law, including the alleged or actual violation thereof.
(iii)    “Environmental Law” means any Law (including common law) or any binding Contract, memorandum of understanding or commitment letter issued or entered by or with any Governmental Entity or Person relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) the protection of human health or the exposure of employees or third parties to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture.
(iv)    “Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, or otherwise regulated or defined as hazardous, toxic or words of similar import under any Environmental Law.
(v)    “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor Environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.
Section 3.15.    Intellectual Property. (a) Each Alpha Party and their respective Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, any and all patents, patent rights, inventions and discoveries (whether or not patentable or reduced to practice), trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, Copyrights, trade secrets, licenses and all other confidential or proprietary information and know-how, whether or not reduced to writing or any other tangible form, and any and all other proprietary intellectual property rights arising under the Laws of the United States (including any state or territory), any other country or group of countries or any political subdivision of any of the foregoing, whether registered or unregistered, and registrations and applications for registration of any of the foregoing (collectively, “Intellectual Property Rights”) used or held for use in, or otherwise reasonably necessary for, the conduct of the business of any Alpha Party or any of their respective Subsidiaries (the “Alpha Intellectual Property”).
(b)    Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) the Alpha Parties and their respective Subsidiaries are the sole and exclusive owners of all Intellectual Property Rights owned or purported to be owned by any Alpha Party or by a Subsidiary of any Alpha Party (collectively, “Alpha Owned Intellectual Property”) and no such Alpha Owned Intellectual Property (A) is the subject of any pending or, to the knowledge of any Alpha Party, threatened interference, opposition or other Proceeding or (B) has been adjudged invalid or unenforceable in whole or part, (ii) the conduct of the business of the Alpha Parties or their respective Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third party, and (iii) the execution, delivery and performance of this Agreement by the Alpha Parties and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Alpha Intellectual Property, impair the right of any Alpha Party or a Subsidiary of any Alpha Party to make, use, sell, license, dispose of or otherwise exploit, or to bring any action for the infringement, misappropriation or other violation of, any Alpha Owned Intellectual Property, or impair the right of any Alpha Party or any of their respective Subsidiaries to use the Alpha Owned Intellectual Property in the conduct of their businesses as currently conducted.
(c)    The Alpha Parties and their respective Subsidiaries have used commercially reasonable efforts to maintain, protect, defend and enforce all material Alpha Owned Intellectual Property; provided that, without limiting Section 5.01, nothing herein shall be deemed to have required an Alpha Party or Subsidiary thereof to register or apply to register or to maintain, protect, defend or enforce any Alpha Owned Intellectual Property, except where the failure to do so would result in an Alpha Material Adverse Effect.
(d)    No Alpha Party or any of their respective Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.
(e)    For the purposes of this Agreement, “Computer Software” means all computer software (including programs and applications, object and source code, databases, algorithms, and documentation therefor, in each case including all Copyrights therefor), and “Copyrights” means all works of authorship, whether copyrightable or not, copyrights, and mask works, and registrations and applications for registration of any of the foregoing.
Section 3.16.    Real Property; Personal Property. (a) For the purpose of the Agreement:
(i)    “Alpha Owned Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by any Alpha Party or any of their respective Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;
(ii) “Alpha Leased Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, leased, subleased, licensed or otherwise used by any Alpha Party or any of their respective Subsidiaries as lessee, licensee or grantee (each such lease, sublease, license or other use agreement, an “Alpha Lease”), together with all improvements and fixtures located thereon or appurtenant thereto; and
(iii) “Alpha Real Property” means the Alpha Owned Real Property and the Alpha Leased Real Property.
(b)    Section 3.16(b) of the Alpha Disclosure Schedule sets forth a true, accurate and complete list of all Alpha Owned Real Property with a value of $1,000,000 or more. (i) The Alpha Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by any Alpha Party and their respective Subsidiaries in the conduct of their business as currently conducted in all material respects; (ii) an Alpha Party or one of their Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Alpha Real Property (subject in all cases to Permitted Liens), except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect; (iii) all Alpha Owned Real Property is owned by an Alpha Party or one of their Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, an Alpha Material Adverse Effect; (iv) an Alpha Party or one of their Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Alpha Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries has complied with all of its obligations under such leases and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) an Alpha Party or one of their Subsidiaries has adequate rights of ingress and egress to all Alpha Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, an Alpha Material Adverse Effect, sufficient to access and exercise its rights with respect to such Alpha Real Property.
(c)    With respect to the Alpha Real Property:
(i)        to the knowledge of any Alpha Party, there are no pending or threatened Proceedings to take all or any portion of the Alpha Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;
(ii)    there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or contracts granted by any Alpha Party or any of their respective Subsidiaries to purchase or lease any material portion of such Alpha Real Property (other than such options or rights granted in the ordinary course of business);
(iii)    there are no leases or other contracts granting to any Person (other than any Alpha Party or any of their respective Subsidiaries) the right of use or occupancy of any material portion of any Alpha Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of the Alpha Parties or their respective Subsidiaries at the Alpha Real Property affected thereby;
(iv)    all material buildings, structures, fixtures, building systems and equipment included in the Alpha Real Property that are currently in use (the “Alpha Improvements”) are in operating condition in all material respects, subject to reasonable wear and tear, and, to the knowledge of any Alpha Party, there are no facts or conditions affecting any of the Alpha Improvements that would materially and adversely interfere with the use or occupancy of the Alpha Improvements or any portion thereof in the operation of the business of the Alpha Parties and their respective Subsidiaries as presently conducted thereon;
(v)    to the knowledge of any Alpha Party, the present use of the Alpha Real Property (including the Alpha Improvements) is, and the Alpha Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Alpha Real Property, and to the knowledge of any Alpha Party there are no material violations thereof;
(vi)    to the knowledge of any Alpha Party, there are no currently proposed or pending assessments materially and adversely affecting the Alpha Real Property, whether for public improvements or otherwise;
(vii)    there are no outstanding Contracts or other obligations (including options) entered into by any Alpha Party or any of their respective Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Alpha Real Property, or any portion of it, that are material to the Alpha Parties and their respective Subsidiaries taken as a whole; and
(viii)    to the knowledge of any Alpha Party, with respect to each Alpha Real Property on which significant surface Alpha Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(d)    To the knowledge of any Alpha Party, the coal reserves currently mined by the Alpha Parties and their respective Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and no Alpha Party or any of their respective Subsidiaries has received a notice of claim to such effect, and the Alpha Parties have sufficient rights to access and mine such coal reserves.
(e)    The Alpha Parties and their Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of the Alpha Parties and their Subsidiaries, except as could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. All such tangible personal property is owned by an Alpha Party or one of their Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of any Alpha Party, is leased under a valid and subsisting lease and, in each case, is in operating condition, ordinary wear and tear excepted.
Section 3.17.    Material Contracts. (a) Section 3.17(a) of the Alpha Disclosure Schedule lists, and ANR has made available to Contura prior to the date of this

Agreement, true, correct and complete copies of, any of the following Contracts to which any Alpha Party or any of their respective Subsidiaries is a party or by which any Alpha Party, any of their respective Subsidiaries or any of their respective assets is bound, as of the date hereof:
(i)    that would be required to be filed by any Alpha Party as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if such Alpha Party were subject to the filing or disclosure requirements under Regulation S-K under the Securities Act, or that would be required to be disclosed by any Alpha Party on a Current Report on Form 8-K if such Alpha Party were subject to the disclosure requirements under the Exchange Act;
(ii)    that contains covenants that limit the ability of any Alpha Party or any of their respective Subsidiaries (or which, following the consummation of the transactions contemplated by this Agreement, could reasonably be expected to restrict the ability of Contura or any of its Affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that would reasonably be expected to be material;
(iii)    that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of any Alpha Party) or pursuant to which any Alpha Party or any of their respective Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;
(iv)    that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of the Alpha Parties and their respective Subsidiaries, taken as a whole;
(v)    that relates to (A) Indebtedness under which any Alpha Party and/or any of their respective Subsidiaries has outstanding obligations in excess of $1,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of the Alpha Parties and their Subsidiaries under such Contract are greater than $1,000,000;
(vi)    under which (A) to the knowledge of any Alpha Party, any Person has guaranteed any liabilities or obligations of any Alpha Party or their respective Subsidiaries (other than any such guarantees by any Alpha Party or their respective Subsidiaries), in case of each such liability or obligation, in an amount in excess of $1,000,000, or (B) any Alpha Party or any of their respective Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than any Alpha Party or any of their respective Subsidiaries);
(vii)    for the purchase and sale of coal under which (x) the aggregate amounts to be paid by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period;
(viii)    under which (x) the aggregate amounts to be paid by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period, in each case, other than (1) the Alpha Material Contracts described in Section 3.17(a)(vii) and (2) purchase orders for the purchase of goods or services in the ordinary course of business;
(ix)    any Alpha Interested Party Agreement;
(x)    that relates to the ownership, lease or use of space at ANR’s headquarters located at 636 Shelby Street, 3rd Floor, Bristol, Tennessee;
(xi)    any Alpha Lease involving royalty payments of $500,000 or more per year;
(xii)    which is (i) a written employment agreement with any Alpha Service Provider that is not terminable on sixty (60) days' notice or less without penalty, liability or premium (including severance due upon a termination of employment) or (ii) a change in control, transaction bonus, retention bonus or other similar agreement with any Alpha Service Provider that requires a payment as a result, either alone or in combination with any other event, of the completion of the transactions contemplated hereby;
(xiii)    under which any Alpha Party or any Subsidiary thereof has granted or received a license or sublicense with respect to any Intellectual Property Right that is material to the operation of the business of such Alpha Party or such Subsidiary, and for this purpose, specifically excluding any (A) non-exclusive, end-user license for computer software that is generally commercially available (except if the failure of such Alpha Party or such Subsidiary to have such non-

exclusive end-user license would result in an Alpha Material Adverse Effect) and (B) non-exclusive license or sublicense granted by any Alpha Party or any Subsidiary thereof in the ordinary course of business consistent with past practice;
(xiv)    that is otherwise material to the Alpha Parties or their Subsidiaries; or
(xv)    that would or would reasonably be expected to prevent or materially delay any Alpha Party’s ability to consummate the transactions contemplated by this Agreement.
Each Contract of the type described in clauses (i) through (xv) is referred to herein as an “Alpha Material Contract.”
(b)    Each Alpha Material Contract is valid and binding on any Alpha Party and any of their respective Subsidiaries that is a party thereto and, to the knowledge of any Alpha Party, each other party thereto and is in full force and effect. There is no default under any Alpha Material Contract by any Alpha Party or any of their respective Subsidiaries or, to the knowledge of any Alpha Party, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Alpha Party or any of their respective Subsidiaries or, to the knowledge of any Alpha Party, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(c)    No Alpha Party or any of their respective Subsidiaries is party to any Contract that prohibits any Alpha Party from providing to Contura the information described in Section 5.03(c).
(d)    The information set forth under Section 3.17(d) of the Alpha Disclosure Schedule is true and correct in all material respects.
Section 3.18.    Insurance. The Alpha Parties and their respective Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Alpha Parties and their respective Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which the Alpha Parties and their Subsidiaries operate. Section 3.18 of the Alpha Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of any Alpha Party, or pursuant to which any Alpha Party or any of their respective Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) no Alpha Party is in material breach or default, and no Alpha Party or any of their respective Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a material breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of any Alpha Party as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no written notice of cancellation or termination has been received with respect to any such policy.
Section 3.19.    Suppliers and Customers. Section 3.19 of the Alpha Disclosure Schedule sets forth the names of the 10 largest suppliers of the Alpha Parties and their Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of any Alpha Party, no Alpha Party or any of their respective Subsidiaries (a) has been notified in writing of any dispute with any such supplier or with any of the 10 largest customers of the Alpha Parties and their Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with any Alpha Party or any of their respective Subsidiaries.
Section 3.20.    Questionable Payments. No Alpha Party or any of their respective Subsidiaries (nor, to the knowledge of any Alpha Party, any of their respective directors, executives, representatives, agents or employees) (a) is using or since July 26, 2016 has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) is using or since July 26, 2016 has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) is violating or since July 26, 2016 has violated, in any material respect, any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) since July 26, 2016, has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) since July 26, 2016, has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 3.21.    Interested Party Agreements. As of the date hereof, there are no Contracts between any Alpha Party or any of their respective Subsidiaries, on the one hand, and (i) any holder of equity interests in any Alpha Party, (ii) any current or former director, officer or employee of any Alpha Party or any of their respective Affiliates, other than Contracts relating to compensation or benefits pursuant to any ANR Plan or (iii) any Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (i) and (ii), on the other hand (each such Contract, an “Alpha Interested Party Agreement”).
Section 3.22.    Required Vote of Stockholders. (a) The only vote of the holders of securities of Holdings required by the Holdings Certificate of Incorporation, the Holdings Bylaws, by Law or otherwise to complete the Holdings Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding shares of Holdings Common Stock, voting together as a single class. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this

Agreement by the vote described in the previous sentence is referred to as the “Holdings Stockholder Approval.”
(b)     The only vote of the holders of securities of ANR required by the ANR Certificate of Incorporation, the ANR Bylaws, by Law or otherwise to complete the ANR Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the affirmative vote of the holders of outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock, voting together as a single class, representing a majority of the votes entitled to be cast by all outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the vote described in the previous sentence is referred to as the “ANR Stockholder Approval”, and together with the Holdings Stockholder Approval is referred to as the “Alpha Stockholder Approvals”.
Section 3.23.     Takeover Laws, Etc. The Holdings Board and ANR Board have taken appropriate action so that the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Laws”) will not apply with respect to, or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.
Section 3.24.    Opinions of Financial Advisors. Prior to the execution of this Agreement, (i) Moelis & Company (the “ANR Financial Advisor”) has delivered to the ANR Board its opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Class C-1 Common Stock and (ii) Berkeley Research Group, LLC (the “Holdings Financial Advisor”) has delivered to the Holdings Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Holdings. Promptly following receipt of the opinion by the Holdings Board and the ANR Board, a true, correct and complete copy of each opinion will be delivered to Contura for informational purposes only.
Section 3.25.    Brokers; Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Alpha Parties or any of their respective Subsidiaries, except as provided in the letter agreements between the applicable Alpha Party and the ANR Financial Advisor or the Holdings Financial Advisor, as applicable, complete and correct copies of which were delivered to Contura prior to the date of this Agreement.
Section 3.26.    Qualified Buyer. Each Alpha Party has determined, in accordance with the terms of the Bankruptcy Plan, that Contura constitutes a Qualified Buyer (as such term is defined in the Bankruptcy Plan), including for all purposes under Section IV.G of the Bankruptcy Plan.
Section 3.27.    No Other Representations; Disclaimer. (a) Except for the representations and warranties made by the Alpha Parties in this Agreement, no Alpha Party or any other Person makes any express or implied representation or warranty with respect to the Alpha Parties or their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Alpha Parties hereby disclaim any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Alpha Parties in this Agreement, no Alpha Party nor any other Person makes or has made any representation or warranty to Contura or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Alpha Party, any of their respective Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Contura or any of its Affiliates or representatives in the course of their due diligence investigation of the Alpha Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(a)    Notwithstanding anything contained in this Agreement to the contrary, each Alpha Party acknowledges and agrees that neither Contura nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Contura in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Contura furnished or made available to the Alpha Parties, or any of their representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, each Alpha Party acknowledges that, except for the representations and warranties made by Contura in this Agreement, no representations or warranties are made by Contura or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Alpha Party or any of their representatives.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CONTURA
Except as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by Contura to ANR with respect to this Agreement immediately prior to the execution of this Agreement (the “Contura Disclosure Schedule”) (provided, however, that a matter disclosed in the Contura Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty), Contura represents and warrants to each Alpha Party as follows:

Section 4.01.    Organization and Qualification. (a) Contura is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Subsidiary of Contura is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Contura and each Subsidiary of Contura is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
(a)    Contura has heretofore made available to ANR true, correct and complete copies of the restated certificate of incorporation and bylaws of Contura as in effect on the date hereof, including all amendments thereto (respectively, the “Contura Certificate of Incorporation” and “Contura Bylaws”).
(b)    MergerSub 1 is a direct, wholly owned Subsidiary of Contura, does not own any assets other than the capital stock of MergerSub 2 and has been organized solely for the purpose of consummating the transactions contemplated herein. MergerSub 1 does not have, and has never had, any employees, and does not conduct, and has never conducted, any activities, business or other operations, and has incurred no liabilities or obligations, in each case other than those incident to its incorporation and organization and ownership of MergerSub 2’s capital stock and its obligations hereunder. MergerSub 2 is a direct, wholly owned Subsidiary of MergerSub 1, does not own any assets and has been organized solely for the purpose of consummating the transactions contemplated herein. MergerSub 2 does not have, and has never had, any employees, and does not conduct, and has never conducted, any activities, business or other operations, and has incurred no liabilities or obligations, in each case other than those incident to its incorporation and organization and its obligations hereunder.
Section 4.02.    Capitalization. (a) The authorized capital stock of Contura consists of (i) (A) as of the date hereof, 20,000,000 shares of Contura Common Stock and (B) if Contura’s stockholders approve the Contura Charter Amendment, as of the Closing Date, 55,000,000 shares of Contura Common Stock; and (ii) (A) 2,000,000 shares of preferred stock, par value $0.01 per share, of Contura (the “Contura Preferred Stock”), of which no Contura Preferred Stock have been designated as to series and (B) if Contura’s stockholders approve the Contura Charter Amendment, as of the Closing Date, 5,000,000 shares of Contura Preferred Stock. As of the close of business on the Capitalization Date, (A) 9,870,350 shares of Contura Common Stock and no shares of Contura Preferred Stock were issued and outstanding, (B) 911,848 shares of Contura Common Stock and no shares of Contura Preferred Stock were held in Contura’s treasury, and (C) 71,968 shares of Contura Common Stock and no shares of Contura Preferred Stock were issuable under the Contura Plans. All of the outstanding shares of Contura Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the close of business on the

Capitalization Date, there are 922,280 shares of Contura Common Stock subject to issuance upon exercise of outstanding warrants to purchase shares of Contura Common Stock.
(b)    Section 4.02(b) of the Contura Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding option to purchase shares of Contura Common Stock granted pursuant to a Contura Plan (a “Contura Stock Option”) and other equity-based award (including under any deferred compensation plan or arrangement) outstanding, the number of shares of Contura Common Stock issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the Contura Plan pursuant to which each such Contura Stock Option or other equity-based award was granted. Since the Capitalization Date, Contura has not issued any shares of Contura Common Stock (other than the issuance of Contura Common Stock permitted by Section 5.02 or upon the exercise of Contura Stock Options outstanding on the Capitalization Date in accordance with their terms), has not granted any other Contura Securities or entered into any other agreements or commitments to issue any Contura Securities, and has not split, combined or reclassified any shares of its capital stock.
(c)    Except as set forth in Section 4.02(a) and except for the Contura Stock Options and other equity-based awards set forth in Section 4.02(b) of the Contura Disclosure Schedule, there are no outstanding (i) securities of Contura or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in Contura, (ii) options, restricted stock warrants, rights or other agreements or commitments to acquire from Contura or any of its Subsidiaries, or obligations of Contura or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) Contura, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of Contura may vote, (iii) obligations (contingent or otherwise) of Contura or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Contura (the items in clauses (i), (ii) and (iii), together with the capital stock of Contura, being referred to collectively as “Contura Securities”), or (iv) obligations (contingent or otherwise) of Contura or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Contura Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of Contura or any of its Subsidiaries to purchase, redeem or otherwise acquire any Contura Securities. There are no voting trusts or other agreements or understandings to which Contura or any of its Subsidiaries is a party (or, to the knowledge of Contura, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of Contura.
(d)    Section 4.02(d) of the Contura Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of Contura. Contura, alone or together with one or more of its wholly owned Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien (other than Liens arising under applicable securities Laws). With respect to each Subsidiary of Contura, there are no outstanding (i) securities of Contura or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of Contura, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Contura or any of its Subsidiaries, or obligations of Contura or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of Contura, (iii) obligations of Contura or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of Contura (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Contura Subsidiary Securities”), or (iv) obligations of Contura or any of its Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Contura Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of Contura or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Contura Subsidiary Securities. There are no voting trusts or other agreements or understandings to which Contura or any of its Subsidiaries is a party (or, to the knowledge of Contura, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Subsidiary of Contura. Prior to the date hereof, Contura has made available to ANR complete and accurate copies of the charter and bylaws or other organizational documents of each Subsidiary of Contura.
(e)    Contura does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of Contura.
Section 4.03.    Authority for this Agreement; Board Action. (a) Contura, MergerSub 1 and MegerSub 2 (the “Contura Parties”) have all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Contura is a party. The execution and delivery of this Agreement by the Contura Parties and the consummation by the Contura Parties of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each Contura Party, as applicable, and no other corporate proceedings on the part of any Contura Party are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of the Contura Charter Amendment. This Agreement has been duly and validly executed and delivered by each Contura Party and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of each Contura Party, enforceable against such Contura Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)    The board of directors of each Contura Party has (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, each Contura Party, as applicable, and their respective stockholders, as applicable, and (ii) adopted and approved this Agreement and the transactions contemplated hereby.
Section 4.04.    Consents and Approvals; No Violation. (a) Neither the execution and delivery of this Agreement by the Contura Parties nor the consummation of the transactions contemplated hereby by the Contura Parties will (i) violate or conflict with or result in any breach of any provision of the Contura Certificate of Incorporation or the Contura Bylaws or the certificate of incorporation or bylaws of any other Contura Party, (ii) assuming all consents, approvals and authorizations contemplated by clauses (iii) through (iv) of Section 4.04(b) have been obtained, and all filings described in such clauses have been made, in any material respect conflict with or violate any Law applicable to Contura or any of its Subsidiaries or by which any of their respective assets are bound, (iii) violate, conflict with or result in a breach of, or require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any Contract to which Contura or any of its Subsidiaries is a party or by which Contura or any of its Subsidiaries or any of their respective assets are bound, or (iv) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of Contura or any of its Subsidiaries, except in the case of clauses (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
(b)    The execution, delivery and performance of this Agreement by the Contura Parties and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) the pre-merger notification requirements under the HSR Act, (ii) the filing with the SEC of the Form S-4 and such other reports and filings as are required under the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger and the Contura Charter Amendment with the Secretary of State as required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation, nuclear material, radio communications and environmental Permits, in each case under the applicable Laws of Virginia, West Virginia, Pennsylvania, Wyoming and the United States of America, and (v) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to be material.
Section 4.05.    Reports; Financial Statements. (a) All of the Subsidiaries of Contura are consolidated for accounting purposes. Contura has delivered to ANR the audited consolidated financial statements (including the related notes thereto) of Contura for the fiscal year ended December 31, 2017 (the “Contura Financial Statements”), and the Contura Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Contura and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein.
(b)    The records, systems, controls, data and information of Contura and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Contura or their accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section. Contura has implemented and maintain a system of internal controls that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal controls is effective. Contura has disclosed, based on its most recent evaluation of its system of internal controls prior to the date of this Agreement, to their outside auditors and the audit committee of the Contura Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls that would reasonably be expected to adversely affect Contura’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Contura’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to Contura’s auditors and the audit committee of the Contura Board has been provided to ANR.
(c)    Since July 26, 2016, neither Contura nor any of its Subsidiaries nor, to the knowledge of Contura, any director, officer, employee, auditor, accountant or representative of Contura or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Contura or any of their Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Contura or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Contura or any of its Subsidiaries, whether or not employed by Contura or any of its Subsidiaries, has reported evidence of a material violation of securities Law, breach of fiduciary duty or similar violation by Contura or any of its Subsidiaries or any of its officers, directors, employees or agents to the Contura Board or any committee thereof or to any director or officer of Contura or any of its Subsidiaries.
(d)    Neither Contura nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (a) as and to the extent reflected or reserved against on the consolidated balance sheet of Contura dated as of the Balance Sheet Date included in the Contura Financial Statements, (b) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (c) that would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
Section 4.06.    Absence of Certain Changes. (a) Since the Balance Sheet Date, Contura and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither Contura nor any of its Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Alpha, would constitute a breach of Section 5.02.
(b)    Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
Section 4.07.    Information Supplied; Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Contura for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date such Joint Proxy Statement is first mailed to the Alpha Parties’ stockholders or at the time of the Alpha Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.07, no representation or warranty is made by Contura with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied in writing by or on behalf of Contura.
Section 4.08.    Employee Benefits Matters. (a) Section 4.08(a) of the Contura Disclosure Schedule contains a true, correct and complete list of all Contura Plans in effect on the date hereof. Prior to the date of this Agreement, Contura has provided or made available to Alpha true, correct and complete copies as in effect on the date hereof of each of the following with respect to each such Contura Plan, as applicable: (i) the plan document or agreement or, with respect to any Contura Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA (iii) the most recent annual report, actuarial report, financial report and/or communication to the U.S. Department of Labor or the Pension Benefit Guaranty Corporation, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each Contura Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.

(b)    Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, with respect to each Contura Plan, (i) since July 26, 2016, all expenses, contributions, premiums or payments required to be made to, under or with respect to such Contura Plan have been timely made and all amounts properly accrued to date or as of the Closing as liabilities of Contura or any of its Subsidiaries which are not yet due have been properly recorded on the books of Contura and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of Contura, (ii) since July 26, 2016, each such Contura Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of Contura, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (iii) since July 26, 2016, with respect to any Contura Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied, (iv) there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Contura, threatened or anticipated with respect to such Contura Plan, any fiduciaries of such Contura Plan with respect to their duties to any Contura Plan, or against the assets of such Contura Plan or any trust maintained in connection with such Contura Plan, (v) since July 26, 2016, such Contura Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of Contura there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an Contura Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Contura or any of its Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Laws of foreign jurisdictions.
(c)    Neither Contura nor any of its Subsidiaries nor any of their ERISA Affiliates, (i) has, since July 26, 2016, sponsored, maintained or contributed to, or has ever had any obligation to contribute to, (A) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (ii) has, since July 26, 2016, incurred or reasonably expects to incur any direct or indirect liability pursuant to Title IV of ERISA (including any Controlled Group Liability).
(d)    To the knowledge of Contura, no Contura Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.
(e)    Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (a) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Contura or any of its Subsidiaries, (b) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (c) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (d) result in any amount failing to be deductible by reason of Section 280G of the Code.
(f)    To the knowledge of Contura, all options have been granted in compliance with the terms of the applicable Contura Plans, with applicable Law, and with the applicable provisions of the Contura Certificate of Incorporation or Contura Bylaws as in effect at the applicable time.
(g)    Each Contura Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with applicable Law, including Section 409A of the Code.
(h)    Contura has no obligation to gross-up, indemnify or otherwise reimburse any current or former Contura employee, consultant, director or individual independent contractor (each, a “Contura Service Provider”) for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.
(i)    Contura has no current or projected liability for, and no Contura Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Contura Service Provider (other than coverage mandated by applicable Law, including COBRA).
Section 4.09.    Employees. (a) Section 4.09(a) of the Contura Disclosure Schedule sets forth each collective bargaining agreement or any labor union contract with respect to employees in the United States to or by which Contura or its Subsidiaries is a party or bound. A true and correct copy of each such agreement has been provided to ANR, together with a true and correct copy of all recall panels. There are, and since July 26, 2016 there have been no actual or, to the knowledge of Contura, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of Contura or its Subsidiaries. No material or class action labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed since July 26, 2016, is pending or, to the knowledge of Contura, is threatened against Contura or its Subsidiaries.
(b)    Contura and its Subsidiaries are, and since July 26, 2016 have been, in all material respects in compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. There are, and since July 26, 2016 there have been, no material complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of Contura, threatened against Contura or any of its Subsidiaries brought by or on behalf of or material settlements entered into by Contura with any applicant for employment, any current or former Contura Service Provider, any person alleging to be a current or former Contura Service Provider, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment or engagement, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment or service relationship.
(c)    Since July 26, 2016, neither Contura nor any of its current Subsidiaries has incurred any liability or obligation which remains unsatisfied under WARN.
Section 4.10.    Litigation. (a) There is no Proceeding pending (or, to the knowledge of Contura, threatened), nor, to the knowledge of Contura, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which Contura or any of its Subsidiaries is a party or against Contura or any of its Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $500,000, (ii) seeks injunctive or other non-monetary relief, or (ii) would have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of Contura, threatened, nor, to the knowledge of Contura, are there any investigations by any Governmental Entity pending or threatened, against Contura or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. Neither Contura nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
(b)    Section 4.10(b) of Contura Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since July 26, 2016 and prior to the date of this Agreement and requiring payment by Contura or any of its Subsidiaries in excess of $500,000 or involving the imposition on Contura or any of its Subsidiaries of injunctive or other non-monetary relief.
(c)    To the knowledge of Contura, (i) no officer or director of Contura or any of its Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of Contura or any of its Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.
Section 4.11.    Tax Matters. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by or with respect to Contura or any of its Subsidiaries since July 26, 2016 have been filed when due (taking into account extensions validly obtained) and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.
(b)     Contura and its Subsidiaries have paid (or have had paid on their behalf) or have withheld and remitted to the appropriate Taxing Authority all material Taxes attributable to Contura or any of its Subsidiaries that were due and payable since July 26, 2016 or where payment is not yet due, have established an adequate accrual, in accordance with GAAP and past customs and practice of Contura and its Subsidiaries, for all Taxes through the end of the last period for which the Contura and its Subsidiaries ordinarily record items on their respective books and records.
(c)    There is no audit, investigation, claim, suit, proceeding or assessment in respect of Taxes or material Tax assets now pending or, to the knowledge of Contura, threatened in writing against Contura or any of its Subsidiaries.
(d)    There are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which Contura or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law).
(e)    Since July 26, 2016, no claim has been made by any Taxing Authority in a jurisdiction where neither Contura nor any of its Subsidiaries has filed Tax Returns that Contura or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(f)    Section 4.11(f) of the Contura Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which Contura or any of its Subsidiaries currently file Tax Returns.
(g)    During the five-year period ending on the date hereof, neither Contura nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(h)    Neither Contura nor any of its Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4).
(i)    Contura and its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Taxing Authority) all material amounts required by applicable Tax Law to be withheld and paid for all periods since July 26, 2016 through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.
(j)    Neither Contura nor any of its Subsidiaries has taken or agreed to take any action, or are aware of any fact or circumstance, that would reasonably be expected to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(k)    Section 4.11(k) of the Contura Disclosure Schedule contains a list of all Tax sharing and Tax indemnification agreements entered into after July 26, 2016 and currently in effect as to which any Person other than Contura or any of its Subsidiaries is a party.  There is no claim now pending or, to the knowledge of an Contura Party, threatened in writing against Contura or any of its Subsidiaries for payment or indemnification in respect of Taxes pursuant to any such Tax sharing or Tax indemnification agreement.  For purposes of this representation, commercial agreements or Contracts not primarily related to Taxes shall not be considered Tax sharing or Tax indemnification agreements.
Section 4.12.    Compliance with Law. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, Contura and each of its Subsidiaries is and has been since July 26, 2016 in compliance with all Laws applicable to the conduct of the business of Contura or any of its Subsidiaries or by which any assets of Contura or any of its Subsidiaries are bound or affected.
Section 4.13.    Permits; Surety Bonds. (a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect:
(i)    Contura and each of its Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”) (collectively, the “Contura Permits”) and each Contura Permit is in full force and effect;
(ii)    each of Contura and each of its Subsidiaries is and since July 26, 2016 has been in compliance with the terms and conditions of the Contura Permits; and
(iii)    since July 26, 2016, neither Contura nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Contura Permits and, to the knowledge of Contura, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Contura Permits.
(b)    Since July 26, 2016, neither Contura nor any of its Subsidiaries has been notified in writing by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (i) ineligible to receive additional surface mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”
(c)    Except as would not have or reasonably be expected to have, individually or in the aggregate, an Contura Material Adverse Effect:
(i)    there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Contura Permits) other than those set forth in Section 4.13(c) of the Contura Disclosure Schedule (the “Contura Permit Applications”);
(ii)    each of the Contura Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and
(iii)    except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by Contura or its Subsidiaries, as applicable, neither Contura nor any of its Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Contura Permit Applications will not be granted.
(d)    Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, Contura and its Subsidiaries have posted all Surety Bonds required to be posted in connection with their operations and pursuant to the Contura Permits. All Surety Bonds posted by each of Contura and its Subsidiaries in connection with its respective operations are defined as the “Contura Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, each of Contura and its Subsidiaries is in compliance with all Contura Surety Bonds applicable to it.
(e)    Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Contura and its Subsidiaries and the state of reclamation with respect to each of their Contura Permits is “current” with respect to the reclamation obligations required by the Contura Permits and otherwise are in compliance with the Contura Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
Section 4.14.    Environmental Matters. (a) Except as would not reasonably be expected to be material, individually or in the aggregate, each of Contura and its Subsidiaries (x) is and since July 26, 2016 has been in compliance with applicable Environmental Laws and (y) holds and is and since July 26, 2016 has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Contura Environmental Permits”). All Contura Environmental Permits are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Contura Environmental Permits.
(b)    Neither Contura nor any of its Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Contura, threatened against Contura or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed by Contract or by operation of Law or pursuant to any order issued by any Governmental Entity, in each case, by Contura or any of its Subsidiaries.
(c)    No Hazardous Materials are present at, on, under or are emanating from any properties or facilities currently leased, operated or used or, to the knowledge of Contura, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for an Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, Contura or any of its Subsidiaries.
(d)    To the knowledge of Contura, no property presently owned, leased or operated by Contura or any of its Subsidiaries contains any (x) landfills, surface impoundments, disposal areas or radioactive materials (except to the extent such land use or material is allowed pursuant to applicable Permits), (y) underground storage tanks or aboveground storage tanks or (z) asbestos or asbestos-containing material, polychlorinated biphenyls, and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a Governmental Entity of sites where remedial action is or is reasonably expected to be necessary.
(e)    Neither Contura nor its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in an Environmental Claim.
(f)    No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Contura or any of its Subsidiaries except for Liens imposed in connection with any Contura Surety Bonds.
(g)    Except for Contura Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by Contura or any of its Subsidiaries.
(h)    Contura and its Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law.
Section 4.15.    Intellectual Property.
(a)    Contura and its Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, all

Intellectual Property Rights used or held for use in, or otherwise reasonably necessary for, the conduct of the business of Contura or any of its Subsidiaries (the “Contura Intellectual Property”).
(b)    Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, (i) Contura and its Subsidiaries are the sole and exclusive owners of all Intellectual Property Rights owned or purported to be owned by Contura or by a Subsidiary of Contura (collectively, “Contura Owned Intellectual Property”) and no such Contura Owned Intellectual Property (A) is the subject of any pending or, to the knowledge of Contura, threatened interference, opposition or other Proceeding or (B) has been adjudged invalid or unenforceable in whole or part, (ii) the conduct of the business of Contura or their respective Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any third party, and (iii) the execution, delivery and performance of this Agreement by Contura and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Contura Intellectual Property, impair the right of Contura or a Subsidiary of Contura to make, use, sell, license, dispose of or otherwise exploit, or to bring any action for the infringement, misappropriation or other violation of, any Contura Owned Intellectual Property, or impair the right of Contura or any of its Subsidiaries to use the Contura Owned Intellectual Property in the conduct of their businesses as currently conducted.
(c)    Contura and its Subsidiaries have used commercially reasonable efforts to maintain, protect, defend and enforce all material Contura Owned Intellectual Property; provided that, without limiting Section 5.02, nothing herein shall be deemed to have required Contura or its Subsidiaries to register or apply to register or to maintain, protect, defend or enforce any Contura Owned Intellectual Property, except where the failure to do so would result in a Contura Material Adverse Effect.
(d)    Neither Contura nor any of its Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.
Section 4.16.    Real Property; Personal Property. (a) For the purpose of the Agreement:
(i)    “Contura Owned Real Property” means all real property and other right, title and interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by Contura or any of its Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;
(ii)    “Contura Leased Real Property” means all real property and other right, title and interests in land, including coal, mineral, mining water and surface rights, easements, rights of way and options, leased, subleased, licensed or otherwise used by Contura or any of its Subsidiaries as lessee, licensee or grantee (each such lease, sublease, license or other use agreement, a “Contura Lease”); and
(iii)    “Contura Real Property” means the Contura Owned Real Property and the Contura Leased Real Property.
(b)    Section 4.16(b) of the Contura Disclosure Schedule sets forth a true, accurate and complete list of all Contura Owned Real Property with a value of $1,000,000 or more. (i) The Contura Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by Contura and its Subsidiaries in the conduct of their business as currently conducted in all material respects; (ii) Contura or one of its Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Contura Real Property (subject in all cases to Permitted Liens), except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect; (iii) all Contura Owned Real Property is owned by Contura or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, a Contura Material Adverse Effect; (iv) Contura or one of its Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Contura Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, a Contura Material Adverse Effect, Contura has complied with all of its obligations under such leases, and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) Contura or one of its Subsidiaries has adequate rights of ingress and egress to all Contura Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, a Contura Material Adverse Effect, sufficient to access and exercise its rights with respect to such Contura Real Property.
(c)    With respect to the Contura Real Property:
(i)    to the knowledge of Contura, there are no pending or threatened Proceedings to take all or any portion of the Contura Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;
(ii)    there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or contracts granted by Contura or any of its Subsidiaries to purchase or lease any material portion of such Contura Real Property (other than such options or rights granted in the ordinary course of business);

(iii)    there are no leases or other contracts granting to any Person (other than Contura or any of its Subsidiaries) the right of use or occupancy of any material portion of any Contura Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of Contura or its Subsidiaries at the Contura Real Property affected thereby;
(iv)    all material buildings, structures, fixtures, building systems and equipment included in the Contura Real Property that are currently in use (the “Contura Improvements”) are in operating condition in all material respects, subject to reasonable wear and tear, and, to the knowledge of Contura, there are no facts or conditions affecting any of the Contura Improvements that would materially and adversely interfere with the use or occupancy of the Contura Improvements or any portion thereof in the operation of the business of Contura and its Subsidiaries as presently conducted thereon;
(v)    to the knowledge of Contura, the present use of the Contura Real Property (including the Contura Improvements) is, and the Contura Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Contura Real Property, and to the knowledge of Contura there are no material violations thereof;
(vi)    to the knowledge of Contura, there are no currently proposed or pending assessments materially and adversely affecting the Contura Real Property, whether for public improvements or otherwise;
(vii)    there are no outstanding Contracts or other obligations (including options) entered into by Contura or any of its Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Contura Real Property, or any portion of it, that are material to Contura and its Subsidiaries taken as a whole; and
(viii)    to the knowledge of Contura, with respect to each Contura Real Property on which significant surface Contura Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
(d)    To the knowledge of Contura, the coal reserves currently mined by Contura and its Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and none of Contura or its Subsidiaries has received a notice of claim to such effect, and Contura has sufficient rights to access and mine such coal reserves.
(e)    Contura and its Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of Contura and its Subsidiaries, except as could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect. All such tangible personal property is owned by Contura or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of Contura, is leased under a valid and subsisting lease and, in each case, is in operating condition, ordinary wear and tear excepted.
Section 4.17.    Material Contracts. (a) Section 4.17(a) of Contura Disclosure Schedule lists, and Contura has made available to ANR prior to the date of this Agreement, true, correct and complete copies of, any of the following Contracts to which Contura or any of its Subsidiaries is a party or by which Contura, any of its Subsidiaries or any of their respective assets is bound, as of the date hereof:
(i)    that would be required to be filed by Contura as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if Contura were subject to the filing or disclosure requirements under Regulation S-K under the Securities Act, or that would be required to be disclosed by Contura on a Current Report on Form 8-K if Contura were subject to the disclosure requirements under the Exchange Act;
(ii)    that contains covenants that limit the ability of Contura or any of its Subsidiaries to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that would reasonably be expected to be material;
(iii)    that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of Contura) or pursuant to which Contura or any of its Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;
(iv)    that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of Contura and its Subsidiaries, taken as a whole;
(v)    that relates to (A) Indebtedness under which Contura and/or any of its Subsidiaries has outstanding obligations in excess of $1,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of Contura and its Subsidiaries under such Contract are greater than $1,000,000;
(vi)    under which (A) to the knowledge of Contura, any Person has guaranteed any liabilities or obligations of Contura or its Subsidiaries (other than any such guarantees by Contura or its Subsidiaries), in case of each such liability or obligation, in an amount in excess of $1,000,000, or (B) Contura or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than Contura or any of its Subsidiaries);
(vii)    for the purchase and sale of coal under which (x) the aggregate amounts to be paid by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period;
(viii)    under which (x) the aggregate amounts to be paid by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period, in each case, other than (A) the Contura Material Contracts described in Section 4.17(a)(vii) and (B) purchase orders for the purchase of goods or services in the ordinary course of business;
(ix)    any Contura Interested Party Agreement;
(x)    that relates to the ownership, lease or use of space at Contura’s headquarters at 340 Martin Luther King Jr. Blvd., Bristol, TN 37620;
(xi)    any Contura Lease involving royalty payments of $500,000 or more per year;
(xii)    which is (i) a written employment agreement with any Contura Service Provider that is not terminable on sixty (60) days' notice or less without penalty, liability or premium (including severance due upon a termination of employment) or (ii) a change in control, transaction bonus, retention bonus or other similar agreement with any Contura Service Provider that requires a payment as a result, either alone or in combination with any other event, of the completion of the transactions contemplated hereby;
(xiii)    under which Contura or any Subsidiary thereof has granted or received a license or sublicense with respect to any Intellectual Property Right that is material to the operation of the business of Contura or such Subsidiary, and for this purpose, specifically excluding any (A) non-exclusive, end-user license for computer software that is generally commercially available (except if the failure of Contura or such Subsidiary to have such non-exclusive end-user license would result in a Contura Material Adverse Effect) and (B) non-exclusive license or sublicense granted by Contura or any Subsidiary thereof in the ordinary course of business consistent with past practice;
(xiv)    that is otherwise material to Contura and its Subsidiaries; or
(xv)    that would or would reasonably be expected to prevent or materially delay Contura’s ability to consummate the Mergers or the other transactions contemplated by this Agreement.
Each Contract of the type described in clauses (i) through (xv) is referred to herein as an “Contura Material Contract.”
(b)    Each Contura Material Contract is valid and binding on Contura and any Subsidiary of Contura that is a party thereto and, to the knowledge of Contura, each other party thereto and is in full force and effect. There is no default under any Contura Material Contract by Contura or any of its Subsidiaries or, to the knowledge of Contura, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Contura or any of its Subsidiaries or, to the knowledge of Contura, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
Section 4.18.    Insurance. Contura and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Contura and its Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which Contura and its Subsidiaries operate. Section 4.18 of the Contura Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of Contura, or pursuant to which Contura or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) Contura is not in material breach or default, and neither Contura nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a material breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Contura as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.
Section 4.19.    Suppliers and Customers. Section 4.19 of the Contura Disclosure Schedule sets forth the names of the 10 largest suppliers of Contura and its Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of Contura, neither Contura nor any of its Subsidiaries (a) has been notified in writing of any dispute with any such supplier or with any of the 10 largest customers of Contura and its Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with Contura or any of its Subsidiaries.
Section 4.20.    Questionable Payments. Neither Contura nor any of its Subsidiaries (nor, to the knowledge of Contura, any of their respective directors, executives, representatives, agents or employees) (a) is using or since July 26, 2016 has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) is using or since July 26, 2016 has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) is violating or since July 26, 2016 has violated, in any material respect, any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) since July 26, 2016, has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) since July 26, 2016, has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
Section 4.21.    Interested Party Transactions. As of the date hereof, there are no Contracts between Contura or any of its Subsidiaries, on the one hand, and (i) any holder of equity interests in Contura, (ii) any current or former director, officer or employee of Contura or any of its Affiliates, other than Contracts relating to compensation or benefits pursuant to any Contura Plan or (iii) any Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (i) and (ii), on the other hand (each such Contract, a “Contura Interested Party Agreement”).
Section 4.22.    Required Vote of Contura Stockholders. The only vote of the holders of securities of Contura required by the Contura Certificate of Incorporation, the Contura Bylaws, by Law or otherwise to complete the transactions contemplated by this Agreement is the approval of the Contura Charter Amendment by the holders of not less than a majority of the outstanding shares of Contura Common Stock. The approval of the Contura Charter Amendment as described in the previous sentence is referred to as the “Contura Stockholder Approval.”
Section 4.23.    Opinion of Financial Advisor. Prior to the execution of this Agreement, Ducera Securities LLC has delivered to the Contura Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Contura. Promptly following receipt of the opinion by the Contura Board, a true, correct and complete copy of the opinion will be delivered to ANR for informational purposes only.
Section 4.24.    Brokers; Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Contura or any of its Subsidiaries, except as provided in the letter agreements

(i) between Contura and Ducera Securities LLC and (ii) between Contura and Jefferies LLC, in each case relating to the Mergers.
Section 4.25.    No Other Representations; Disclaimer. (a) Except for the representations and warranties made by Contura in this Agreement, neither Contura nor any other Person makes any express or implied representation or warranty with respect to Contura or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Contura hereby disclaims any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Contura in this Agreement, neither Contura nor any other Person makes or has made any representation or warranty to any Alpha Party or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Contura, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to any Alpha Party or any of their Affiliates or representatives in the course of their due diligence investigation of Contura, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(a)    Notwithstanding anything contained in this Agreement to the contrary, Contura acknowledges and agrees that no Alpha Party or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Alpha Parties in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Alpha Party furnished or made available to Contura or any of its representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Contura acknowledges that, except for the representations and warranties made by any Alpha Party in this Agreement, no representations or warranties are made by any Alpha Party or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Contura or any of its representatives.
ARTICLE 5
COVENANTS
Section 5.01.    Interim Undertakings of the Alpha Parties. Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.01 of the Alpha Disclosure Schedule or as consented to in writing by Contura (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, each Alpha Party shall, and shall cause each of their respective Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, each Alpha Party shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having material business relationships with any Alpha Party or any of their respective Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.01 of the Alpha Disclosure Schedule, during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, without the prior written consent of Contura (such consent not to be unreasonably withheld, delayed or conditioned), each Alpha Party will not and will not permit any of their respective Subsidiaries to:
(a)    propose to stockholders or adopt any amendments to the Holdings Certificate of Incorporation, the Holdings Bylaws, the ANR Certificate of Incorporation, the ANR Bylaws or the articles of incorporation, bylaws or other governing documents of any Subsidiary of any Alpha Party, other than amendments or changes to any such documents of the Subsidiaries of the Alpha Parties in the ordinary course of business consistent with past practice;
(b)    issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Alpha Securities or Alpha Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of an Alpha Party to an Alpha Party or another wholly-owned Subsidiary of an Alpha Party), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Alpha Securities or securities of any Subsidiary of any Alpha Party, except (i) to the extent required under any ANR Plan and (ii) issuances of shares of Class C-1 Common Stock upon the exercise of ANR Stock Options or upon the vesting of ANR RSUs, in each case outstanding on the date hereof and in accordance with their terms;
(c)    acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of ANR into or with any other wholly-owned Subsidiary of ANR and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $2,000,000 in the aggregate for all such mergers, consolidations, business combinations or purchases of securities or assets (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), an “Alpha New Acquisition” and collectively, the “Alpha New Acquisitions”); provided that the Alpha Parties may take the foregoing actions with respect to Alpha New Acquisitions if and only if each such Alpha New Acquisition (and all such Alpha New Acquisitions collectively) (A) involves only cash consideration (including the assumption of Indebtedness), (B) involves any business or business activity conducted by an Alpha Party or any of their Subsidiaries on the date hereof or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (C) would not reasonably be expected to prevent or materially delay the consummation of the Mergers, (D) would not reasonably be likely to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (E) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (F) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Mergers and (G) would not require approval of any Alpha Party’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Alpha New Acquisition that is not permitted by the foregoing clauses (A) through (G) shall require the consent of Contura (which may be withheld, delayed or conditioned in Contura’s sole and absolute discretion);
(d)    split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of ANR to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Alpha Securities or Alpha Subsidiary Securities;
(e)    adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Alpha Party or any of their respective Subsidiaries;
(f)    make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice (except for any Contract for the sale of coal having a term in excess of one year that does not contain a price re-opener or price adjustment provision without a specified collar, which shall require the consent of Contura in accordance with the introductory paragraph of this Section 5.01), (ii) capital expenditures permitted by Section 5.01(p) and (iii) Alpha New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.01(c);
(g)    make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $1,000,000 in the aggregate for all such loans, advances, capital contributions and investments, other than any transaction solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;
(h)    except (i) the entry into Contracts for purchases, sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice to the extent permitted pursuant to Section 5.01(f) or (ii) in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Alpha Material Contract (or Contract that would be an Alpha Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law (provided that notwithstanding the foregoing provisions of this clause (h), entry into any Contract for the sale of coal having a term in excess of one year that does not contain a price re-opener or price adjustment provision without a specified collar shall require the consent of Contura in accordance with the introductory paragraph of this Section 5.01);
(i)    incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.01(i)(i) of the Alpha Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.01(i)(iii) of the Alpha Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iii) solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;
(j)    except in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of ANR, in each case, other than any transaction solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;
(k)    except in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to the Alpha Parties, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;
(l)    materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;
(m)    (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; or (v) settle or surrender any material Tax claim, audit or assessment;
(n)    except to the extent required under existing ANR Plans as in effect on the date hereof, as required by Law or as set forth in Section 5.01(n) of the Alpha Disclosure Schedule, (i) enter into any new, or amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, severance, consulting, incentive award, salary continuation or similar agreements or arrangements with or for the benefit of any current or former Alpha Service Provider, or grant any increases in the compensation, perquisites or benefits to any current or former Alpha Service Provider, except for increases in base compensation or wages in the ordinary course of business and consistent with past practice of up to 3% in the aggregate for non-officer employees whose base salary or annual wage rate is less than $175,000 and whose title is director or below; (ii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any current or former Alpha Service Providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any ANR Plan, including with respect to severance; or (iii) fund or make any contribution to any ANR Plan or trust not required to be funded or contributed to;
(o)    except as permitted by the preceding clause (n), establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any ANR Plan, or adopt or enter into any other employee benefit plan or arrangement that would be considered an ANR Plan if it were in existence on the date of this Agreement;
(p)    make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in accordance with the capital expenditure budget set forth in Section 5.01(p) of the Alpha Disclosure Schedule (the “Alpha Cap Ex Budget”), and (ii) in respect of any capital expenditures or arrangements that are not set forth in the Alpha Cap Ex Budget that do not exceed $5,000,000 in the aggregate for all such expenditures not included in the Alpha Cap Ex Budget (it being understood that in no event shall Alpha New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.01(c) or (f)), or enter into any new line of business outside of its existing business segments;
(q)    compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or $5,000,000 in the aggregate (other than any such immaterial non-monetary remedies agreed to in the ordinary course of business), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any Alpha Party or any of their respective Subsidiaries;
(r)    take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(s)    commit or agree to take, or authorize the taking of, any of the foregoing actions.
Section 5.02.    Interim Undertakings of Contura. Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.02 of the Contura Disclosure Schedule or as consented to in writing by ANR (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, Contura shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, Contura shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having material business relationships with Contura or any of its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.02 of the Contura Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, without the prior written consent of ANR (such consent not to be unreasonably withheld, delayed or conditioned), Contura will not and will not permit any of its Subsidiaries to:
(a)    propose to stockholders or adopt any amendments to the Contura Certificate of Incorporation or the Contura Bylaws or the articles of incorporation, bylaws or other governing documents of any Subsidiary of Contura, other than the Contura Charter Amendment and amendments or changes to any such documents of the Subsidiaries of Contura in the ordinary course of business consistent with past practice;
(b)    issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Contura Securities or Contura Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of Contura to Contura or another wholly-owned Subsidiary), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Contura Securities or securities of any Subsidiary of Contura, except (i) to the extent required under any Contura Plan and (ii) issuances of shares of Contura Common Stock upon the exercise, vesting or settlement of Contura Stock Options or other Contura Securities, in each case outstanding on the date hereof and in accordance with their terms.
(c)    acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of Contura into or with any other wholly-owned Subsidiary of Contura and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $2,000,000 in the aggregate for all such mergers, consolidations, business combinations or purchases of securities or assets (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), a “Contura New Acquisition” and collectively, the “Contura New Acquisitions”); provided that Contura may take the foregoing actions with respect to Contura New Acquisitions if and only if each such Contura New Acquisition (and all such Contura New Acquisitions collectively) (A) involves only cash consideration (including the assumption of Indebtedness), (B) involves any business or business activity conducted by Contura or any of its Subsidiaries on the date hereof, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (C) would not reasonably be expected to prevent or materially delay the consummation of the Mergers, (D) would not reasonably be likely to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (E) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (F) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Mergers and (G) would not require approval of Contura’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Contura New Acquisition that is not permitted by the foregoing clauses (A) through (G) shall require the consent of ANR (which may be withheld, delayed or conditioned in ANR’s sole and absolute discretion);
(d)    split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of Contura to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Contura Securities or Contura Subsidiary Securities;
(e)    adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Contura or any of its Subsidiaries;
(f)    make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any material business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice, (ii) capital expenditures permitted by Section 5.02(o) and (iii) Contura New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.02(c);
(g)    make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $1,000,000 in the aggregate for all such loans, advances, capital contributions and investments, other than any transaction solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;
(h)    except in the ordinary course of business consistent with past practice or in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Contura Material Contract (or Contract that would be an Contura Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law;
(i)    incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.02(i)(i) of the Contura Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.02(i)(iii) of the Contura Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iii) solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;
(j)    except in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of Contura, in each case, other than any transaction solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;
(k)    except in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to Contura, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;
(l)    materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;
(m)    (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; or (v) settle or surrender any material Tax claim, audit or assessment;
(n)    establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any Contura Plan, or adopt or enter into any other employee benefit plan or arrangement that would be considered a Contura Plan if it were in existence on the date of this Agreement;
(o)    make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in accordance with the capital expenditure budget set forth in Section 5.02(p) of the Contura Disclosure Schedule (the “Contura Cap Ex Budget”) and (ii) in respect of any capital expenditures or arrangements that are not set forth in the Contura Cap Ex Budget that do not exceed $5,000,000 in the aggregate for all such expenditures not included in the Contura Cap Ex Budget (it being understood that in no event shall Contura New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.02(c) or (f)), or enter into any new line of business outside of its existing business segments;
(p)    compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or $5,000,000 in the aggregate (other than any such immaterial non-monetary remedies agreed to in the ordinary course of business), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Contura or any of its Subsidiaries;
(q)    take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(r)    commit or agree to take, or authorize the taking of, any of the foregoing actions.
Section 5.03.    Alpha No Solicitation. (a) Subject to Sections 5.03(b), (d), (e) and (g), each Alpha Party shall not, and shall cause their respective Subsidiaries not to, and each Alpha Party shall direct its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing non-public information relating to the Alpha Parties or any of their Subsidiaries) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Alpha Acquisition Proposal or engage in any discussions or negotiations with respect thereto (except to disclose the existence of the provisions of this Section 5.03) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, offers, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, an Alpha Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Alpha Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring any Alpha Party (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach any of its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Contura, either of the Alpha Board Recommendations (a “Change of Alpha Board Recommendation”), or (iv) take any action to exempt any Person (other than Contura and its Affiliates) from the restrictions contained in any Takeover Law or otherwise cause such restrictions not to apply. Each Alpha Party shall, shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than the parties to this Agreement and their respective Representatives in their capacities as such) conducted theretofore by any Alpha Party, their respective Subsidiaries or any of its Representatives with respect to any Alpha Acquisition Proposal. Each Alpha Party shall promptly request each Person (other than the parties to this Agreement and their respective Representatives in their capacities as such) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alpha Acquisition Proposal to return or destroy all confidential information provided to such Person by or on behalf of any Alpha Party or any of their respective Subsidiaries to any such Person, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement. Any breach of this Section 5.03(a) by any Representative of any Alpha Party or any of their Subsidiaries (as if each such Representative were bound hereby) will be treated as a breach by the Alpha Parties for all purposes hereunder.
(b)    Notwithstanding anything to the contrary contained in Section 5.03(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Alpha Stockholder Approvals, (i) an Alpha Party has received a written, bona fide Alpha Acquisition Proposal that did not result from a breach of Section 5.03(a), and (ii) the Holdings Board and ANR Board determine in good faith, after consultation with the Alpha Parties’ financial advisors and outside counsel, that such Alpha Acquisition Proposal constitutes or would reasonably be likely to lead to an Alpha Superior Proposal, then the Alpha Parties and their Representatives may, subject to clauses (x) and (y) below, (A) furnish information with respect to the Alpha Parties and their Subsidiaries to the Person making such Alpha Acquisition Proposal (and its Representatives) and provide access to the Alpha Parties’ books, records, facilities, properties, personnel and Representatives to such Person and its Representatives, including this Agreement but excluding all other agreements and documents relating to the Mergers or the other transactions contemplated herein and all information of Contura and its Subsidiaries covered by the Confidentiality Agreement and (B) participate in discussions or negotiations with the Person making such Alpha Acquisition Proposal (and its Representatives) regarding such Alpha Acquisition Proposal; provided that (x) the Alpha Parties will not, and will instruct their Representatives not to, disclose any non-public information to such Person unless the Alpha Parties have entered into a confidentiality agreement with such Person not less restrictive in any material respect on such Person than the Confidentiality Agreement and which does not restrict any Alpha Party from providing the information or access required to be provided to be provided pursuant to clause (y), and (y) the Alpha Parties will promptly provide or make available to Contura or its Representatives any non-public information concerning the Alpha Parties or their Subsidiaries provided or made available to such other Person which was not previously provided or made available to Contura or its Representatives.
(c)    The Alpha Parties shall promptly (and in any event within 24 hours) notify Contura in the event that any Alpha Party (including th any of their respective Subsidiaries or Representatives) receives (i) any Alpha Acquisition Proposal, (ii) any request for non-public information relating to any Alpha Party or any of their respective Subsidiaries other than requests for information in the ordinary course of business of the

Alpha Parties or any requests made that are unrelated to an Alpha Acquisition Proposal, or (iii) any request for discussions or negotiations regarding any Alpha Acquisition Proposal. The Alpha Parties shall provide Contura promptly (and in any event within such 24-hour period) with the identity of such Person and a copy of such Alpha Acquisition Proposal or request (or, where such Alpha Acquisition Proposal or request is not in writing, a description of the material terms and conditions thereof). The Alpha Parties shall keep Contura reasonably informed in writing on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Alpha Acquisition Proposal or request (including the material terms and conditions thereof and of any material modification thereto). The Alpha Parties shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person that would restrict the Alpha Parties’ ability to provide such information to Contura.
(d)    Notwithstanding anything in Section 5.03(a) to the contrary, if either of the Alpha Parties receives a written, bona fide Alpha Acquisition Proposal that did not result from a breach of Section 5.03(a), and the Holdings Board and the ANR Board conclude in good faith after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of this Agreement proposed in writing by Contura in response to such Alpha Acquisition Proposal, that (i) such Alpha Acquisition Proposal constitutes an Alpha Superior Proposal and (ii) the failure to take the actions below would be reasonably likely to be inconsistent with their fiduciary duties under applicable Law, each Alpha Party, the Holdings Board and the ANR Board may (and may resolve or agree to), at any time prior to obtaining the Alpha Stockholder Approvals, effect a Change of Alpha Board Recommendation; provided, however, that neither the Holdings Board nor ANR Board may effect such a Change of Alpha Board Recommendation under this Section 5.03(d) unless (A) the Alpha Parties shall have provided prior written notice to Contura, at least four Business Days in advance (the “Alpha Notice Period”), of its intention to take such action with respect to such Alpha Superior Proposal, which notice shall specify the material terms and conditions of any such Alpha Superior Proposal (including the identity of the party making such Alpha Superior Proposal), (B) prior to taking such action, at the request of Contura, the Alpha Parties shall, and shall direct their respective financial and legal advisors to, during such Alpha Notice Period, negotiate in good faith any adjustments in the terms and conditions of this Agreement proposed in writing by Contura during such Alpha Notice Period, and (C) following any negotiation described in the immediately preceding clause (B), such Alpha Acquisition Proposal continues to constitute an Alpha Superior Proposal. In the event of any revisions to the terms of an Alpha Superior Proposal that are material to such Alpha Superior Proposal after the start of the Alpha Notice Period, the Alpha Parties shall be required to deliver a new written notice to Contura satisfying the requirements of clause (A) of the preceding sentence and to comply with the requirements of this Section 5.03(d) with respect to such new written notice, and the Alpha Notice Period shall be deemed to have re-commenced on the date of such new notice; provided, however, that such additional Alpha Notice Period shall expire at the later of (x) the Alpha Notice Period and (y) the end of the second Business Day following the date on which the Alpha Parties deliver such new written notice.

(e)    Notwithstanding anything in Section 5.03(a) to the contrary, at any time prior to obtaining the Alpha Stockholder Approvals, the Holdings Board and the ANR Board may effect a Change of Alpha Board Recommendation, if the Holdings Board and the ANR Board (i) determine in good faith, after consultation with outside counsel, that based on a material event or change in circumstances that was not known, or if known, the consequences of which were not known or reasonably foreseeable, by the Alpha Parties as of the date hereof, the failure to make such Change of Alpha Board Recommendation would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law, and (ii) determine in good faith that the reasons for making such Change of Alpha Board Recommendation are independent of any pending Alpha Acquisition Proposal; provided, however, that the Holdings Board and the ANR Board may not effect such a Change of Alpha Board Recommendation pursuant to this Section 5.03(e) (A) as a result of any Excluded Intervening Event and (B) unless (x) the Alpha Parties shall have provided prior written notice to Contura, at least four Business Days in advance, of its intention to make such Change of Alpha Board Recommendation, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (y) prior to taking such action, at the request of Contura, the Alpha Parties shall, and shall direct their respective financial and legal advisors to, during such four Business Day period, negotiate in good faith any adjustments in the terms and conditions of this Agreement proposed in writing by Contura during such four Business Day period which would allow each of the Holdings Board and the ANR Board not to make such Change of Alpha Board Recommendation consistent with its fiduciary duties.
(f)    The Alpha Parties agree that any violations of the restrictions set forth in this Section 5.03 by any of their or their Subsidiaries’ Representatives, including any violation by a Representative of a direction given to a Representative pursuant to the first sentence of Section 5.03(a) shall be deemed to be a breach of this Agreement (including this Section 5.03) by the Alpha Parties.
(g)    Nothing contained in this Section 5.03 shall prohibit the Holdings Board or the ANR Board from (x) taking and disclosing to the stockholders of the Alpha Parties a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or (y) making any disclosure to the Alpha Parties’ respective stockholders if in the good faith judgment of the Holdings Board and the ANR Board, after consultation with outside counsel, failure to make such disclosure would be reasonably likely to be inconsistent with their fiduciary duties under applicable Law or that such disclosure is otherwise required by Law; provided that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Alpha Board Recommendations shall be deemed to be a Change of Alpha Board Recommendation for purposes of Section 7.01(g); provided further that the issuance by the Alpha Parties, the Holdings Board or the ANR Board of a “stop, look and listen” communication (or any similar communication) as contemplated by Rule 14d-9(f) promulgated under the Exchange Act in which the Alpha Parties have not indicated that the Holdings Board and the ANR Board has changed the Alpha Board Recommendations shall not constitute a Change of Alpha Board Recommendation.
(h)    For purposes of this Agreement, (i) “Alpha Acquisition Proposal” means any inquiry, offer or proposal made by a Person or group (other than Contura or any of its Affiliates) at any time after the date hereof relating to a transaction or potential transaction which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the assets or businesses of, either of the Alpha Parties and its Subsidiaries, or at least 20% of the equity or any class of equity of either of the Alpha Parties or any of its Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Mergers, and (ii) “Alpha Superior Proposal” means any bona fide Alpha Acquisition Proposal (except the references in the definition thereof to “20%” shall be replaced by “more than 50%”) made in writing after the date hereof that the Holdings Board and the ANR Board have determined in good faith (after consultation with the Alpha Parties’ financial advisors and outside counsel) is more favorable from a financial point of view to the holders of Alpha Capital Stock than the Mergers, taking into account all of the terms and conditions of such Alpha Acquisition Proposal, including all legal, financial, regulatory, likelihood and timing of consummation and other aspects of such Alpha Acquisition Proposal as the Holdings Board and the ANR Board deem relevant.
Section 5.04.    Preparation of SEC Documents; Listing. (a) As promptly as reasonably practicable following the date of this Agreement, Contura and the Alpha Parties shall prepare and Contura shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included; provided that the parties acknowledge that their goal is to file the Form S-4 within 30 Business Days after the date of this Agreement and that if they do not file the Form S-4 within such period, the appropriate senior executive officers of Contura and the Alpha Parties shall discuss the reasons for the failure to meet such goal. Each of the Alpha Parties and Contura shall obtain and furnish the information concerning itself and its Affiliates as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. Each of the Alpha Parties and Contura shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and (B) keep the Form S-4 effective for so long as necessary to complete the Mergers. The Alpha Parties shall cause the Joint Proxy Statement to be mailed to the Alpha Parties’ stockholders, as applicable, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, and in any event, not less than 20 days prior to the date of the Alpha Special Meetings. The Joint Proxy Statement shall notify the stockholders of the Alpha Parties of the availability of appraisal rights in connection with the transactions contemplated by this Agreement in accordance with Section 262 of the DGCL. Contura shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Contura Common Stock in the

Mergers, and the Alpha Parties shall furnish all information concerning the Alpha Parties and the holders of Alpha Capital Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Contura or the Alpha Parties, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Contura will advise ANR promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order (in which case, Contura will use reasonable best efforts to obtain the withdrawal of such order as soon as reasonably possible), the suspension of the qualification of the Contura Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide ANR with copies of any written communication from the SEC or any state securities commission. Contura and the Alpha Parties shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Form S-4 as promptly as reasonably practicable after receipt thereof. If at any time prior to the Closing any information relating to Contura or the Alpha Parties, or any of their respective Affiliates, officers or directors, should be discovered by Contura or any Alpha Party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of the Alpha Parties.
(a)    Contura shall use reasonable best efforts to (i) cause the shares of Contura Common Stock to be issued in connection with the Mergers to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing, and, in connection therewith to be registered under Section 12(b) of the Exchange Act and (ii) to arrange for at least one market maker to register with the Financial Industry Regulatory Authority, Inc. as such with respect to the Contura Common Stock.
Section 5.05.    Stockholder Approvals. (a) Each Alpha Party shall, in accordance with applicable Law, the Holdings Certificate of Incorporation, the Holdings Bylaws, the ANR Certificate of Incorporation and the ANR Bylaws, call a meeting of its stockholders (in the case of Holdings, the “Holdings Special Meeting”, in the case of ANR, the “ANR Special Meeting” and together, the “Alpha Special Meetings”) to be held as promptly as reasonably practicable after the Form S-4 becomes effective, subject to compliance with applicable Law and provided that the Holdings Special Meeting shall be held prior to the ANR Special Meeting, for the purpose of obtaining the Alpha Stockholder Approvals in connection with this Agreement and the Mergers, and shall use its commercially reasonable efforts to cause each such meeting to occur as promptly as reasonably practicable after the Form S-4 becomes effective, subject to compliance with applicable Law and provided that the Holdings Special Meeting shall be held immediately prior to the ANR Special Meeting. Subject to Sections 5.03(d) and 5.03(e), the Joint Proxy Statement shall include the recommendation of the Holdings Board and the ANR Board that the Alpha Parties’ stockholders adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the Holdings Merger and the ANR Merger, as applicable. Unless this Agreement is validly terminated by the Alpha Parties or Contura in accordance with its terms pursuant to Article 7 and subject to Sections 5.03(d) and 5.03(e), each Alpha Party shall use its commercially reasonable efforts to obtain from its stockholders the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the Holdings Merger and the ANR Merger, as applicable, as required to consummate the Mergers, including by soliciting proxies in favor of such adoption and taking all other reasonable actions necessary or advisable to secure the vote of the holders of Alpha Capital Stock required by applicable Law to obtain such adoption. Holdings will not sell, transfer or assign, or allow any Lien to exist with respect to, its shares of Class C-2 Common Stock, and shall cause its shares of Class C-2 Common Stock to be counted as present at the ANR Special Meeting for purposes of calculating a quorum and, if the “agreement of merger” contained in this Agreement with respect to the Holdings Merger is adopted at the Holdings Special Meeting by the holders of Holdings Common Stock required by applicable Law to obtain such adoption, shall vote all such shares of Class C-2 Common Stock in favor of the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the ANR Merger as required to consummate the ANR Merger. Unless this Agreement is validly terminated by the Alpha Parties or Contura in accordance with its terms pursuant to Article 7 prior to the date of the Alpha Special Meetings, each Alpha Party shall submit the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Holdings Merger and the ANR Merger, as applicable, contained in this Agreement to its stockholders for adoption at the Alpha Special Meetings even if the Holdings Board and/or the ANR Board shall have effected a Change of Alpha Board Recommendation.
(b)    The Alpha Parties shall coordinate to cause the Holdings Special Meeting and the ANR Special Meeting to occur on the same date and during substantially the same time period. If, on the date of the Alpha Special Meetings, either Alpha Party has not received proxies representing a sufficient number of shares of Alpha Capital Stock to obtain the Alpha Stockholder Approvals, each Alpha Party shall at its election or upon written request of Contura adjourn the applicable Alpha Special Meeting until such date as shall be mutually agreed upon by the Alpha Parties and Contura, which date shall not be less than five days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the Alpha Stockholder Approvals. No Alpha Party may adjourn its Alpha Special Meeting except in accordance with this Section 5.05(b) and shall no adjourn its Alpha Special Meeting more than one time pursuant to this Section 5.05(b) unless mutually agreed by the Alpha Parties and Contura.

(c)    No later than (i) the third Business Day following the date of this Agreement, Contura shall deliver to the Alpha Parties a written certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying whether the Contura Charter Amendment has been approved by the beneficial owners of a majority of the outstanding shares of Contura Common Stock and (ii) the twentieth Business Day following the date of this Agreement, Contura shall deliver to the Alpha Parties a written certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying whether the Contura Charter Amendment has been approved by the record holders of a majority of the outstanding shares of Contura Common Stock.
Section 5.06.    Access to Information. (a) Subject to the Confidentiality Agreement and the restrictions imposed by the HSR Act and applicable Law, from and after the date of this Agreement through the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Alpha Parties and Contura will (i) give the other party and its respective Representatives (and their counsel and advisors) reasonable access (during regular business hours upon reasonable notice), consistent with applicable Law, to all employees, offices and other facilities and to all books, Contracts, commitments and records of it and its Subsidiaries and cause it and its Subsidiaries’ respective Representatives to provide access to its work papers and such other information as the other party may reasonably request (subject, in the case of work papers, to the execution of customary documentation reasonably requested by auditors), and (ii) permit the other party to make such inspections of Alpha Real Property or Contura Real Property, as applicable, as the other party may reasonably require (provided that no Phase II environmental investigations or similar testing of ground soil shall be permitted to be conducted), and (iii) cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business, properties and personnel of it and its Subsidiaries as the other party may from time to time reasonably request. Notwithstanding the foregoing, any such access shall be in such a manner as not to interfere unreasonably with the business or operations of the other parties or their respective Subsidiaries. Without the prior written consent of the other parties (which in the case of the following clause (i) shall not be unreasonably withheld conditioned or delayed), no party shall (i) visit or enter any properties of such other parties outside of the ordinary course of business or (ii) conduct any Phase I or Phase II examinations or any other invasive environmental testing at the properties of such other parties.
(b)    Information obtained by a party pursuant to Section 5.06(a) shall be subject to the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
(c)    Nothing in this Section 5.06 shall require a party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would (i) waive or jeopardize the attorney-client privilege of such party or its Subsidiaries or violate any of their respective contractual obligations to any third party (provided that each such party shall use its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure), or (ii) result in a violation of applicable Law, including the HSR Act. No investigation pursuant to this Section 5.06 or otherwise shall affect the representations, warranties, or covenants in this Agreement or any of the remedies or conditions to the obligations of the parties hereto.
Section 5.07.    Commercially Reasonable Efforts; Consents and Governmental Approvals.
(a)    Subject to the terms and conditions of this Agreement (including the last two sentences of this Section 5.07(a) and Section 5.07(b)), each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Mergers. Without limiting the foregoing, but subject to the last two sentences of this Section 5.07(a), each of the Alpha Parties and Contura agrees to use its commercially reasonable efforts to, in the most expeditious manner practicable, (i) obtain all waivers, consents and approvals from parties to Contracts to which any Alpha Party or any of their respective Subsidiaries is a party (in which case the Alpha Parties shall be primarily responsible for obtaining such waivers, consents and approvals), or to which Contura or any of its Subsidiaries is a party (in which case Contura shall be primarily responsible for obtaining such waivers, consents and approvals), as applicable, which are required in connection with the consummation of the transactions contemplated hereby and (ii) obtain all consents, approvals, permits and authorizations that are required to be obtained under any federal, state, local or foreign Law in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, Contura need not agree to (including by consent under the next sentence) or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) if such agreements, concessions or undertakings either (x) would have a material and adverse effect on the benefits Contura reasonably expects to be derived from the combination of Contura and the Alpha Parties through the Mergers or materially limit the conduct of business by Contura or its Subsidiaries (including Holdings and ANR and their respective Subsidiaries) following the Closing, or (y) are not required to permit the consummation of the Merger without material delay (such agreements, concessions or undertakings, “Materially Burdensome Conditions”). The Alpha Parties shall not, without the prior written consent of Contura, agree to or make any payments (other than customary filing fees) or any concessions or undertakings (including with respect to any Materially Burdensome Conditions) in connection with the matters referenced in this Section 5.07.
(b)    Each Alpha Party and Contura agrees (i) as promptly as reasonably practicable following the date of this Agreement, to file all Notification and Report Forms required under the HSR Act with respect to the transactions contemplated hereby, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and (iii) to use its commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 5.07 (including the last two sentences of Section 5.07(a)), to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, including by requesting early termination thereof. Each Alpha Party and Contura shall, in connection with the efforts referenced in Section 5.07(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use all commercially reasonable efforts to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (B) keep the other parties reasonably informed of any communication received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (C) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. Each of the Alpha Parties and Contura may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under Section 5.06 or this Section 5.07(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel (or previously agreed outside consultant) of the recipient and shall not be disclosed by such outside antitrust counsel (or such outside consultant) to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary contained in this Agreement, in the event that Contura or its Subsidiaries enters into an agreement committing to, or consummates, a transaction pursuant to which one or more third parties acquires or agrees to acquire beneficial ownership of at least 50% of the assets or businesses of Contura and its Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other transaction, including any single or multi-step transaction or series of related transactions (such transaction, a “Contura Sale Transaction”), then Contura and its Subsidiaries shall, notwithstanding the last two sentences of Section 5.07(a) and any other contrary provisions in this Agreement, be required to use reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable, to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, including by (i) agreeing to and performing any Materially Burdensome Conditions that may be required to obtain the expiration or termination of the applicable waiting periods under the HSR Act and (ii) taking any and all reasonable actions to (x) contest and defend any claim, cause of action, or proceeding instituted or threatened that challenges the Mergers as violating any Antitrust Law to avoid entry of, or (y) have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) entered, enforced, or attempted to be entered or enforced, by any Governmental Entity that would prohibit, prevent or restrict consummation of the Mergers. Nothing in Section 5.02 (other than Section 5.02(q)) or this Section 5.07 will prevent Contura or any of its Subsidiaries from entering into an agreement committing to a Contura Sale Transaction.
(c)    Without limiting any of the other restrictions set forth in this Agreement (including Section 5.01(c) and Section 5.02(c)), no party hereto shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any other transaction if the entering into of a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially delay the consummation of the transactions contemplated hereby or increase the risk of not obtaining any applicable clearance, approval or waiver from a Governmental Entity charged with the enforcement of any Antitrust Law with respect to the transactions contemplated hereby.
Section 5.08.    Indemnification and Insurance. (a) For a period of at least six years following the Closing, Contura shall maintain in effect provisions in the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, or, in the event that the Forward Mergers are consummated, the comparable organizational documents of the limited liability companies that survive such Forward Mergers, related to exculpation and indemnification of the (as of or prior to the Closing) former directors, officers and employees of the Alpha Parties that are no less favorable than those which are currently provided in the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, which provisions shall not be amended, repealed or otherwise modified during such six year period in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.
(b)    From and after the Closing, the Surviving Corporations shall, and Contura shall cause the Surviving Corporations to, indemnify and hold harmless each (as of or prior to the Closing) officer and director of the Alpha Parties and of any Subsidiary of the Alpha Parties (as applicable with respect to the relevant Surviving Corporation) (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of an Alpha Party or any of its Subsidiaries (as applicable with respect to the relevant Surviving Corporation), or of another entity if such service was at the request of an Alpha Party, whether asserted or claimed prior to, at or after the Closing, to the fullest extent such Surviving Corporation is permitted to do so under applicable Law and its certificate of incorporation and bylaws as at the date hereof. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the applicable Surviving Corporation to the same extent such Persons have the right to advancement of expenses from the applicable Alpha Party as of the date of this Agreement pursuant to the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, as applicable (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).
(c)    The Alpha Parties shall purchase prior to the Closing, and, for a period of six years following the Closing, Contura shall maintain, a fully pre-paid six-year tail policy to the current directors’ and officers’ liability insurance policies maintained on the date of this Agreement by the Alpha Parties for an aggregate cost of no more than 300% of the total annual premiums currently paid by the Alpha Parties for such insurance (exclusive of any premium refund on existing coverage for the Alpha Parties), which tail policy will cover a period from the Closing through and including the date that is six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Closing, and which tail policy shall contain the same coverage and amount as, and contain terms and conditions that are equivalent to the coverage currently provided by the existing policies of the Alpha Parties (complete and accurate copies of which shall have been made available to Contura before such purchase); provided that if the cost of such tail policy would exceed 300% of the total annual premiums currently paid by the Alpha Parties for such insurance, the Alpha Parties shall obtain a tail policy with the greatest coverage available for a cost not to exceed such amount.
(d)    In the event that a Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Contura shall cause proper provision to be made so that the successors and assigns of such Surviving Corporation shall expressly assume the applicable obligations set forth in this Section 5.08.
(e)    The provisions of this Section 5.08 (i) shall survive the consummation of the Mergers and, from and after (but not before) the Closing, is intended to benefit, and shall be enforceable by, each Indemnified Party and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, under applicable Law or otherwise.
Section 5.09.    Employee Matters. (a) Contura shall, for the period commencing at the Closing and ending on December 31, 2019, provide, or cause to be provided, to each employee of ANR or its Subsidiaries as of the First Effective Time, other than individuals covered by a collective bargaining agreement (the “Current Employees”), for so long as such Current Employee remains employed by Contura or one of its Subsidiaries, compensation opportunities and employee benefits (but excluding equity compensation, change in control, transaction, deal or retention bonuses or payments, defined benefit pension benefits and any compensation or benefits provided pursuant to a collective bargaining agreement or defined benefit plan) that are substantially comparable, in the aggregate, to either, in Contura’s sole discretion, (i) the compensation opportunities and employee benefits provided by ANR or its Subsidiaries, as applicable, immediately prior to the Closing or (ii) the compensation opportunities and employee benefits provided by Contura to similarly-situated Contura employees. In addition, Contura shall, and shall cause its Subsidiaries to, honor any obligations of ANR or its Subsidiaries under (i) any retention or employment agreements in existence on the date hereof to which any Current Employee is a party and which are listed on Section 5.09(a) of the Alpha Disclosure Schedule or (ii) the KESP, as in effect on the date hereof. Nothing in this Section 5.09 shall interfere with Contura’s right or obligation to make such changes as are necessary to conform with applicable Law or prevent the amendment or termination of any ANR Plan (to the extent amendment or termination is permitted by such ANR Plan). Nothing in this Section 5.09 shall limit the right of Contura or any of its Subsidiaries to terminate the employment of any Current Employee at any time.
(a)    Contura shall cause service rendered by Current Employees of ANR and its Subsidiaries (and any predecessor thereto) prior to the Closing to be given full credit under any compensation or benefit plan Contura or any of its Subsidiaries for purposes of eligibility, vesting and benefit accrual (but not for benefit accrual under any defined benefit or post-employment or retiree welfare benefits) under employee benefit plans of Contura and its Subsidiaries, except where such credit would not be afforded under the applicable ANR Plans and except as would result in a duplication of benefits. For the avoidance of doubt, nothing in this Section 5.09(b) shall limit the right of Contura or any of its Subsidiaries to terminate existing ANR Plans or adopt new employee benefit plans. Contura shall use commercially reasonable efforts to (i) ensure that no Current Employee shall be subject to any pre-existing condition limitation under any health plan of Contura or its Subsidiaries for any condition for which he or she would have been entitled to coverage under the corresponding ANR Plan in which he or she participated prior to the Closing and (ii) give effect to, for the fiscal year in which the Closing occurs, in determining any deductible, co-pays and maximum out-of-pocket limitations, claims incurred and amounts paid by, and amounts reimbursed to, Current Employees prior to the Closing.
(b)    Notwithstanding anything to the contrary in the ANR, Inc. Key Employee Separation Plan, as amended (the “KESP”) (including with respect to Code Section 280G and Net After Tax Benefits (as therein defined)), Contura shall, together with the first lump sum payment payable in respect of the separation from service of any disqualified individual (within the meaning of Code Section 280G) eligible to receive benefits under the KESP, make an additional cash payment to each such disqualified individual (within the meaning of Code Section 280G) in respect of Taxes due under Code Section 4999 equal in amount to the lesser of (i) the amount set forth with respect to such individual on Section 5.09(c) of the Disclosure Schedule (which amounts shall not exceed $2,500,000 in the aggregate for all such disqualified individuals) and (ii) the actual Code Section 4999 excise tax gross-up amount owed to such disqualified individual calculated by ANR’s independent auditor at the time of such separation from service in accordance with the methodology set forth in Section 5.09(c) of the Alpha Disclosure Schedule, which calculation must be reasonably acceptable to Contura.
(c)    This Section 5.09 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.09, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.09 or is intended to be an amendment to any ANR Plan or Contura Plan.
(d)    Contura and the Alpha Parties hereby agree that the occurrence of the Closing shall constitute a “change in control” for purposes of the ANR Plans set forth in Section 5.09(e) of the Alpha Disclosure Schedule.
Section 5.10.    Takeover Laws. (a) Each Alpha Party, the Holdings Board and the ANR Board, as applicable, shall, upon the request of Contura, grant all such approvals and take all other necessary steps within their control to exclude the Mergers and any other transaction contemplated hereby from the applicability of any Takeover Laws.
(a)    Contura and the Contura Board shall, upon the request of ANR, grant all such approvals and take all other necessary steps within their control to exclude the Mergers and any other transaction contemplated hereby from the applicability of any Takeover Laws.
Section 5.11.    Notification of Certain Matters. (a) Each Alpha Party shall give prompt notice to Contura of any breach of this Agreement by such Alpha Party, and Contura shall give prompt notice to ANR of any breach of this Agreement by Contura, in each case upon obtaining knowledge of such breach if such breach, individually or in the aggregate with any other breaches, would make the timely satisfaction of any of the conditions set forth in Sections 6.01, 6.02 and 6.03 impossible or unlikely. The delivery of any notice pursuant to this Section 5.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or otherwise affect the remedies available hereunder to any party receiving such notice. This Section 5.11 shall not constitute an obligation, covenant or agreement for purposes of Section 6.02(b), 6.03(b), 7.01(e) or 7.01(f).
(a)    Each Alpha Party and Contura shall use its reasonable best efforts to keep the other informed, on a current basis, of any events, discussions, notices or changes with respect to any material Proceeding or investigation involving any Alpha Party or any of their respective Subsidiaries or Contura or any of its Subsidiaries.
Section 5.12.    Financing Assistance. (a) Although the parties acknowledge and agree that the obtaining of financing by Contura and its Subsidiaries is not a condition to Closing, prior to the Closing, each Alpha Party shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and their respective Representatives to use their commercially reasonable efforts to, assist Contura in connection with the arrangement of any refinancing or replacement of any existing, or the arrangement of any new, facility for Indebtedness of Contura or its Subsidiaries or any Alpha Party or their respective

Subsidiaries, including up to $100 million of incremental financing, to be consummated prior to or contemporaneously with the Closing in connection with the transactions contemplated by this Agreement.
(b)    Without limiting the generality of the foregoing, each Alpha Party shall, and shall cause its Subsidiaries and shall use commercially reasonable efforts to cause their respective Representatives to (i) enter into customary agreements, including underwriting and purchase agreements, in connection with any debt financing or refinancing contemplated by Section 5.12(a), (ii) participate in meetings, due diligence sessions and road shows, (iii) assist in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iv) facilitate the pledging of, and perfection of, security interests in in the assets and equity of the Alpha Parties and their Subsidiaries effective no earlier than Closing; provided that the delivery of any original stock certificates and other certificated securities shall be delivered in escrow pending release at the Closing, (v) furnish to Contura and its financing or refinancing sources as promptly as possible the financial information reasonably required by Contura’s financing sources, (vi) update any financial statements delivered pursuant to clause (v) hereof as may be necessary so that such financial information does not contain any untrue statement of a material fact with respect to the business of the Alpha Parties and their Subsidiaries or omit to state any material fact with respect to the business of the Alpha Parties and their Subsidiaries necessary to make the statements not misleading in any material respect (after giving effect to all supplements and updates thereto from time to time) in light of the circumstances in which they were made, (vii) provide upon the reasonable request of Contura and/or its financing or refinancing sources such information reasonably deemed necessary to prepare a confidential information memorandum and other customary syndication materials reasonably required, including business projections and financial statements, (viii) cooperate to facilitate the due diligence efforts of Contura’s financing sources to the extent customary and reasonable and not unreasonably interfering with the business of the Alpha Parties and their Subsidiaries, (ix) facilitate the release of any Lien on the assets and the interests and the termination of all guarantees (if any) in connection therewith subject to the occurrence of the Closing, (x) provide at least four Business Days) prior to Closing all documentation and other information as is required by applicable “know your customer” anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested by Contura in writing prior to Closing, (xi) use reasonable best efforts to obtain comfort letters of accountants, legal opinions and to provide consents for use of such independent auditors’ reports and (xii) otherwise make available documents and information relating to the Alpha Parties and their Subsidiaries, in each case, as may be reasonably requested by Contura.
(c)    Notwithstanding anything to the contrary in this Section 5.12, no Alpha Party or director, officer or employee of any of the foregoing, shall be required in connection with the matters contemplated by this Section 5.12 to (i) pay any commitment or other similar fee not reimbursed by Contura, (ii) incur any liability of any kind (or cause their Representatives to incur any liability of any kind) prior to the Closing, (iii) enter into any agreement or commitment in connection with any financing which would be effective prior to the Closing or provide any certification or opinion of any Alpha Party or its Subsidiaries which would be effective prior to the Closing, (iv) provide any certificate, comfort letter or opinion of any of its Representatives (other than any officers certificate under which no personal liability of any officer is incurred), or (v) take any action that would (A) unreasonably interfere with the normal operations of the Alpha Parties and their respective Subsidiaries, (B) cause any director, officer or employee of any Alpha Party or its Subsidiaries to incur any personal liability, (C) conflict with the organizational documents of any Alpha Party or any of its Subsidiaries or (D) result a violation or breach of, or a default under, any Contract to which any Alpha Party or any of its Subsidiaries is a party as of the date hereof.
Section 5.13.    Press Releases. Following the execution of this Agreement, the Alpha Parties and Contura shall issue an initial joint press release agreed upon by the Alpha Parties and Contura. Thereafter, unless and until a Change of Alpha Board Recommendation has occurred and except as otherwise required by Law (including the rules or regulations of any applicable regulatory or governmental body to which the relevant party is subject or submits, wherever situated), each of Contura and the Alpha Parties agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by (i) any Alpha Party or any of their respective Subsidiaries without first providing a meaningful opportunity to Contura to review and comment upon such release or announcement and giving due consideration to all reasonable additions, deletions or changes suggested thereto or (ii) Contura or any of its Subsidiaries without first providing a meaningful opportunity to the Alpha Parties to review and comment upon such release or announcement and giving due consideration to all reasonable additions, deletions or changes suggested thereto. Following the execution of this Agreement, if and to the extent any party makes any written communication to its employees that would be required to be filed with the SEC with respect to the Mergers or any other broadly disseminated written communication to employees with respect to the Mergers, such disclosing party shall, prior to making such disclosure provide a meaningful opportunity to the non-disclosing parties to review and comment upon such communications and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing, each Alpha Party and Contura may make any disclosures and announcements (i) which are consistent with prior public releases or announcements made in accordance with this Section 5.13 or (ii) in connection with any Proceeding in which the parties are adverse to each other. Nothing in this Section 5.13 shall limit any rights or remedies of any party under Section 5.03.
Section 5.14.    Stockholder Litigation. (a) Each Alpha Party shall give Contura the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against any Alpha Party or any of their respective directors or officers relating to the Mergers or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of any Alpha Party or any of their respective Subsidiaries without Contura’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b)    Contura shall give the Alpha Parties the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against Contura or any of its directors or officers relating to the Mergers or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of Contura or any of its Subsidiaries without ANR’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.15.    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Contura, directly or indirectly, the right to control or direct the Alpha Parties’ or their Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give the Alpha Parties, directly or indirectly, the right to control or direct Contura’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of Contura and the Alpha Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.16.    Reserved.
Section 5.17.    Tax Matters.
(a)    It is intended that each of the Mergers shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Subject to the other provisions of this Agreement, each of the Alpha Parties and Contura shall use its reasonable best efforts (i) to cause the Holdings Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (ii) to cause the ANR Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings, ANR and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (iii) not to, and not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause either of the Mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code.
(b)    Notwithstanding any other provision of this Agreement, Contura shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Mergers or this Agreement any such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Alpha Capital Stock or other Person in respect of which such deduction and withholding was made. Contura shall pay, or shall cause to be paid, all amounts so withheld to the appropriate Governmental Entity within the period required under applicable Law. The parties to this Agreement shall cooperate in obtaining, prior to Closing, available Tax Certificates from Persons who are expected to be Alpha Party Shareholders. As soon as practicable after the date of this Agreement, the Alpha Parties and Contura shall jointly engage Ernst & Young LLP to deliver the opinion referenced in the definition of “Alpha Company Certificate.” For the avoidance of doubt, information obtained by a party pursuant to this Section 5.17(b) shall be subject to the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
(c)    Notwithstanding any other provision of this Agreement and without limiting the generality of Section 5.17(b), unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, Contura may require that, if an Alpha Party Shareholder does not deliver a Tax Certificate with respect to the Applicable Merger by the earlier of (x) the date the Alpha Party Shareholder delivers the letter of transmittal referred to in Section 2.01(b) and (y) the date that is fifteen days after the Closing, to the Exchange Agent (who shall be instructed by Contura to deliver such Tax Certificate to Contura promptly following receipt thereof), the Exchange Agent shall:
(i)        promptly sell, on behalf of such Alpha Party Shareholder, shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to such Alpha Party Shareholder as consideration in such Applicable Merger in sufficient number to yield net proceeds equal to the sum of (A) the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger and (B) the amount of costs, expenses and fees incurred by the Exchange Agent in connection with selling such shares, which amount described in (B) shall be retained by the Exchange Agent to reimburse the Exchange Agent for such costs, expenses and fees;
(ii)    promptly deliver cash to Contura in an amount equal to the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger (which Contura shall promptly report and pay to the Internal Revenue Service as required by Treasury Regulations Section 1.1445-1); and
(iii)    promptly deliver (subject to the other provisions of this Agreement) the remaining shares of Contura Common Stock to such Alpha Party Shareholder.
(d)    For purposes of this Section 5.17:
(i)        “Alpha Company Certificate” shall mean a certification, signed under penalties of perjury by an officer of the applicable Alpha Party, dated not more than 30 days prior to the Closing Date, and delivered to Contura at least ten days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and confirms that Holdings Common Stock and Class C-1 Common Stock, as applicable, is not a “United States real property interest” within the meaning of Section 897(c) of the Code, provided that such certification must be supported by a should level opinion of Ernst & Young LLP (or another firm reasonably satisfactory to Contura) reasonably satisfactory to Contura and a copy of the notice to be sent to the Internal Revenue Service as required by Treasury Regulation Sections 1.897-2(h).
(ii)    “Alpha Party Shareholder” shall mean, as applicable, the beneficial owner of Holdings Common Stock at the First Effective Time or the beneficial owner of Class C-1 Common Stock at the Second Effective Time.
(iii)    “Applicable Contura Share Price” shall mean the closing price of a share of Contura Common Stock on the day of Closing (as reasonably determined by Contura), provided, that if (i) the Closing occurs after the close of trading on the NYSE or NASDAQ, as applicable, on the Closing Date (as determined by Contura), then the Applicable Contura Share Price shall be the opening price of the shares of Contura Common Stock (as determined by Contura) on the first day following Closing on which the NYSE or NASDAQ, as applicable, is open, and (ii) if Contura reasonably determines that the Applicable Contura Share Price should be determined as of some other time, it shall be determined as of such other time.
(iv)    “Applicable Merger” shall mean the Holdings Merger or the ANR Merger, as applicable.
(v)    “FIRPTA Withholding Tax” with respect to any Alpha Party Shareholder and an Applicable Merger shall equal the product of (x) 15%, (y) the number of shares of Contura Common Stock such Alpha Party Shareholder is entitled to receive as consideration in such Applicable Merger, and (z) the Applicable Contura Share Price.
(vi)    “Tax Certificate” shall mean (1) a certification, signed under penalties of perjury by an Alpha Party Shareholder and dated not more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and confirms that such Alpha Party Shareholder is not a “foreign person” as defined in Section 1445 of the Code, or (2) if such Alpha Party Shareholder does not deliver the certification described in the preceding clause (1) and holds more than 5% of the shares of Contura Common Stock immediately following the Applicable Merger, a “notification of a nonrecognition transaction” with respect to such merger, signed under penalties of perjury, that satisfies the requirements of Treasury Regulation Section 1.1445-2(d)(2)(iii) and describes the law and facts supporting the claim that recognition of gain or loss is not required with respect to the transfer by such Alpha Party Shareholder.
(e)    Prior to the Closing, the parties to this Agreement shall cooperate in good faith to address the impact of Section 1504(a)(3) of the Code following the closing of the Mergers, including (if Contura so elects) in seeking a waiver from the Internal Revenue

Service under Section 1504(a)(3)(B) of the Code, provided that Contura shall not submit such request for a waiver to the Internal Revenue Service without the prior written consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the consent of the Alpha Parties (1) shall not be required for communication by Contura or its advisors with the Internal Revenue Service on a “no names” basis and (2) may be withheld consistent with the preceding sentence if the Alpha Parties determine in their sole discretion that seeking the waiver is not advisable. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, (i) at the election of Contura and with the consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed), immediately after the Holdings Merger and immediately before the ANR Merger, the Holdings Merger Surviving Corporation may be merged with and into a limited liability company that is treated as disregarded from Contura for U.S. Federal income tax purposes (the “Holdings Forward Merger”) and (ii) if Contura has elected to have the Holdings Forward Merger occur, at the election of Contura and with the consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed), immediately after the Holdings Forward Merger and the ANR Merger, the ANR Merger Surviving Corporation may be merged with and into a limited liability company that is treated as disregarded from Contura for U.S. Federal income tax purposes (the “ANR Forward Merger” and collectively with the Holdings Forward Merger, the “Forward Mergers”), in each case, so long as Contura has received, at least three days prior to the Closing, a “should” level of opinion from Davis Polk & Wardwell LLP (or other nationally recognized firm reasonably acceptable to the Alpha Parties) (“Tax Counsel”) that, if to be effected, the Holdings Merger together with the Holdings Forward Merger, and, if to be effected, the ANR Merger together with the ANR Forward Merger, respectively, shall each constitute a reorganization within the meaning of Section 368(a) of the Code. If the Holdings Forward Merger is, or both Forward Mergers are, to be effected, each of the parties shall use its reasonable best efforts to deliver to Tax Counsel a Tax representation letter, dated as of the date of such opinion and signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to such Tax Counsel, as is necessary, appropriate or customary to enable Tax Counsel to render the opinion(s) described in this Section 5.17(e).
(f)    In the event that both Forward Mergers are effected, notwithstanding any other provision of this Agreement, Contura may, unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, (i) delay the deposit with the Exchange Agent of the shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to an Alpha Party Shareholder as consideration in an Applicable Merger until the earlier of (x) the time such Alpha Party Shareholder delivers to Contura a Tax Certificate and (y) 15 days after the closing of the Applicable Merger and (ii) if clause (y) applies with respect to any Alpha Party Shareholder, use commercially reasonable efforts to cause the Exchange Agent to take the actions specified in clauses (i), (ii), and (iii) of Section 5.17(c) with respect to such Alpha Party Shareholder, subject to Section 5.17(g).

(g)    In the event that, despite the use of commercially reasonable efforts by Contura to obtain the agreement of the Exchange Agent to sell shares of Contura Common Stock on behalf of Alpha Party Shareholders (as contemplated by Section 5.17(c) and Section 5.17(f)), the Exchange Agent does not so agree, Contura may, unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, (i) delay the deposit with the Exchange Agent of the shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to an Alpha Party Shareholder as consideration in an Applicable Merger until the earlier of (x) the time such Alpha Party Shareholder delivers to Contura a Tax Certificate and (y) 15 days after the closing of an Applicable Merger and (ii) if clause (y) applies with respect to any Alpha Party Shareholder:
(i)    Contura shall promptly sell, on behalf of such Alpha Party Shareholder, shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to such Alpha Party Shareholder as consideration in such Applicable Merger in sufficient number to yield net proceeds equal to the sum of (A) the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger and (B) the amount of costs, expenses and fees incurred by Contura, as applicable, in connection with selling such shares; which amount described in (B) shall be retained by Contura to reimburse it for such costs, expenses and fees;
(ii)    Contura shall promptly report and pay to the Internal Revenue Service as required by Treasury Regulations Section 1.1445-1; and
(iii)    Contura shall promptly deliver the remaining shares of Contura Common Stock to the Exchange Agent and the Exchange Agent shall (subject to the other provisions of this Agreement) deliver such shares to such Alpha Party Shareholder.
(h)    It is intended that, if either (i) the Holdings Forward Merger is effected, or (ii) both Forward Mergers are effected, the Holdings Merger together with the Holdings Forward Merger, and, if the ANR Forward Merger is effected, the ANR Merger together with ANR Forward Merger, shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Subject to the other provisions of this Agreement, each of the Alpha Parties and Contura shall use its reasonable best efforts (i) to cause the Holdings Merger together with the Holdings Forward Merger, if effected, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (ii) to cause the ANR Merger together with the ANR Forward Merger, if effected, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings, ANR and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (iii) not to, and not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause either the Holdings Merger together with the Holdings Forward Merger, if effected, or the ANR Merger together with the ANR Forward Merger, if effected, to fail to qualify as a “reorganization” under Section 368(a) of the Code.
(i)    For the avoidance of doubt, the Forward Mergers shall be included amongst the transactions contemplated by this Agreement for all purposes hereunder (including, for the avoidance of doubt, for purposes of any representations and warranties of any party that address the consequences of the consummation of the transactions contemplated by this Agreement). The Holdings Forward Merger shall be deemed to occur simultaneously with the Holdings Merger, and the ANR Forward Merger shall be deemed to occur simultaneously with the ANR Merger, in each case for all purposes under the representations and warranties in Article 3 and Article 4. In addition, for all purposes under this Agreement, the entity that survives the Holdings Forward Merger shall thereafter be deemed to be the Holdings Merger Surviving Corporation and the entity that survives the ANR Forward Merger shall thereafter be deemed to be the ANR Merger Surviving Corporation.
(j)    Notwithstanding any other provision of this Agreement, Contura shall not be considered to violate (or be in breach of) any provision of this Agreement relating to the status of the Mergers contemplated by this Agreement as reorganizations within the meaning of Section 368 of the Code (including Section 4.11(j), Section 5.02, Section 5.17(a) and Section 5.17(h)) as a result of any action taken pursuant to the provisions of this Agreement relating to withholding.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGERS
Section 6.01.    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions:
(a)    Stockholder Approvals. The Alpha Stockholder Approvals and the Contura Stockholder Approval shall have been obtained.
(b)    No Injunctions or Restraints; Illegality. No order, injunction, decree or other legal restraint issued by any Governmental Entity of competent jurisdiction or other Law, rule or legal restraint shall be in effect preventing, restraining or rendering illegal the consummation of any of the transactions contemplated by this Agreement. No Governmental Entity shall have commenced and not withdrawn any Proceeding seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by this Agreement.
(c)    HSR Clearance. The waiting period under the HSR Act applicable to the Mergers shall have expired or early termination thereof shall have been granted without the imposition of a Materially Burdensome Condition.

(d)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.
Section 6.02.    Conditions to Obligations of Contura. The obligation of Contura to effect the Mergers is also subject to the satisfaction, or waiver by Contura, at or prior to the First Effective Time, of the following conditions:
(a)    Representations and Warranties of the Alpha Parties. (i) The representations and warranties of the Alpha Parties set forth in Sections 3.01(c), 3.03, 3.04, 3.06(b), 3.22, 3.23, 3.24 and 3.25 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), (ii) the representations and warranties of the Alpha Parties set forth in Sections 3.02(a), 3.02(b), 3.02(c), and 3.02(d) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), and (iii) the other representations and warranties of the Alpha Parties set forth in Article 3 shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Alpha Material Adverse Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.
(b)    Performance of Obligations of the Alpha Parties. Each Alpha Party shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Effective Time.
(c)    Officers Certificate. Contura shall have received a certificate signed on behalf of each Alpha Party by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.02(a) and 6.02(b).
(d)    Appraisal Shares. The aggregate number of Appraisal Shares (excluding, for purposes of this Section 6.01(d), any Appraisal Shares held by any Person who also holds more than 1% of the shares of Contura Common Stock outstanding as of the date of the Alpha Special Meetings and excluding any Appraisal Shares for which a demand for appraisal has been withdrawn, abandoned or lost) shall not equal more than 10% of the aggregate number of shares of Holdings Common Stock and Class C-1 Common Stock issued and outstanding as of immediately prior to the First Effective Time.
(e)    Consents. All waivers, consents and approvals set forth under Section 6.02(e) of the Alpha Disclosure Schedule shall have been obtained, in each case in form and substance reasonably satisfactory Contura.
Section 6.03.    Conditions to Obligations of the Alpha Parties. The obligation of the Alpha Parties to effect the Mergers is also subject to the satisfaction or waiver by the Alpha Parties at or prior to the First Effective Time of the following conditions:
(a)    Representations and Warranties of Contura. (i) The representations and warranties of Contura set forth in Sections 4.03, 4.04, 4.06(b), 4.22, 4.23 and 4.24 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), (ii) the representations and warranties of Contura set forth in Sections 4.02(a), 4.02(b) and 4.02(c) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), and (iii) the other representations and warranties of Contura set forth in Article 4 shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Contura Material Adverse Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.
(b)    Performance of Obligations of Contura. Contura shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the First Effective Time.
(c)    Listing. The shares of Contura Common Stock to be issued upon consummation of the Mergers shall have been authorized for listing on the NYSE or NASDAQ, subject to official notice of issuance.
(d)    Officers Certificate. ANR shall have received a certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.03(a) and 6.03(b).

(e)    Contura Charter Amendment. The Contura Stockholder Approval shall have been obtained and the Contura Charter Amendment shall have been filed with the Delaware Secretary of State and shall be effective.
ARTICLE 7
TERMINATION; AMENDMENT; WAIVER
Section 7.01.    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time (notwithstanding that the Alpha Stockholder Approvals may have been obtained prior to the First Effective Time):
(a)    by mutual written consent of Contura and the Alpha Parties;
(b)    by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, or ruling shall have become final and non-appealable; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b) if such party has breached any of its obligations under Section 5.07 and such breach was the primary cause of, or primarily resulted in, the issuance of such order, decree or ruling;
(c)    by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if the Mergers shall not have been consummated on or before the Outside Date; provided that the right to terminate pursuant to this Section 7.01(c) shall not be available to any party whose breach of this Agreement or failure to perform or comply in all material respects with the covenants and agreements of such Person set forth in this Agreement was the primary cause of, or primarily resulted in, the failure of the Closing to occur on or prior to the Outside Date;
(d)    by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if an Alpha Special Meeting shall have been convened and a vote with respect to the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Holdings Merger or the ANR Merger, as applicable, contained in this Agreement shall have been taken thereat (or at any adjournment or postponement thereof) and the applicable Alpha Stockholder Approval shall not have been obtained; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if such party has materially breached any of its obligations under Section 5.05;
(e)    by the Alpha Parties, if there shall have been a breach by Contura of any of its covenants, agreements, representations or warranties set forth in this Agreement which breach, either individually or in the aggregate, would result, if occurring or continuing at the First Effective Time, in the failure of the conditions set forth in Section 6.03(a) or 6.03(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Contura, or which by its nature cannot be cured within such time period; provided that the Alpha Parties shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if any Alpha Party is then in material breach of this Agreement;
(f)    by Contura, if there shall have been a breach by any Alpha Party of any of its covenants, agreements, representations or warranties set forth in this Agreement, which breach, either individually or in the aggregate, would result, if occurring or continuing at the First Effective Time, in the failure of the conditions set forth in Section 6.02(a) or 6.02(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to ANR, or which by its nature cannot be cured within such time period; provided that Contura shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if Contura is then in material breach of this Agreement;
(g)    by Contura, prior to obtaining the Alpha Stockholder Approvals, if (i) a Change of Alpha Board Recommendation shall have occurred, (ii) the Holdings Board and the ANR Board shall have failed to recommend against any publicly announced Alpha Acquisition Proposal and reaffirm the Alpha Board Recommendation, in each case, within ten Business Days following the public announcement of such Alpha Acquisition Proposal and in any event at least four Business Days prior to the Alpha Special Meetings, (iii) the Alpha Parties shall have failed to include the Alpha Board Recommendations in the Joint Proxy Statement distributed to their stockholders or (iv) either Alpha Party shall have failed to perform in any material respect any of its obligations under Section 5.03 or Section 5.05;
(h)    by the Alpha Parties at any time prior to the twenty fifth Business Day following the date of this Agreement, if the Contura Charter Amendment has not been approved by (i) the beneficial owners of a majority of the outstanding shares of Contura Common Stock within three Business Days after the execution and delivery of this Agreement or (ii) the record holders of a majority of the outstanding shares of Contura Common Stock within twenty Business Days after the execution and delivery of this Agreement;
(i)    by the Alpha Parties, if Contura enters into a binding agreement to consummate, or consummates, a Contura Sale Transaction; or
(j)    by the Alpha Parties, if (i) at any time following the Alpha Special Meetings and prior to the First Effective Time, the condition set forth in Section 6.02(d) shall not have been satisfied or irrevocably waived by Contura, and (ii) within five Business Days following written notice by the Alpha Parties to Contura that the Alpha Parties request the waiver of such condition, Contura shall not have irrevocably waived such condition in a written notice delivered to the Alpha Parties.
The party desiring to terminate this Agreement pursuant to any of clauses (b) through (j) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 8.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.02.    Effect of Termination. If this Agreement is terminated and the Mergers are abandoned pursuant to Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of Section 5.06(b), this Section 7.02, Section 7.03, Section 7.04 and Section 7.05 and Article 8, which provisions shall survive such termination; provided, however, no such termination shall relieve or release any party from any liabilities or damages resulting from any Willful Breach occurring prior to the termination of this Agreement.
Section 7.03.    Fees and Expenses. (a) Whether or not the Mergers are consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
(b)    If (a) at any time after the date of this Agreement an Alpha Acquisition Proposal shall have been made directly to the stockholders of any Alpha Party or otherwise become publicly known or any Person shall have publicly announced or made known an intention (whether or not conditional) to make an Alpha Acquisition Proposal, and, in each case, such Alpha Acquisition Proposal has not been publicly withdrawn at the time of the event giving rise to termination of this Agreement as described in clause (ii) below, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by Contura or the Alpha Parties pursuant to Section 7.01(c) or Section 7.01(d) or by Contura pursuant to Section 7.01(f), and (iii) either (A) on or before the date that is twelve months after the date of such termination described in clause (ii) above, any Alpha Party consummates any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)) or (B) on or before the date that is twelve months after the date of such termination described in clause (ii) above, any Alpha Party enters into a definitive agreement in respect of any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)), then the Alpha Parties shall pay to Contura, the Termination Fee on the date of the event described in clause (iii)(A) or (iii)(B); provided that for purposes of only this Section 7.03(b), the term “Alpha Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(h), except that the references therein to “20%” shall be deemed to be references to “more than 50%.”
(c)    If Contura terminates this Agreement pursuant to Section 7.01(g) (or if this Agreement is terminated pursuant to Section 7.01(d) at a time when Contura could have terminated this Agreement pursuant to Section 7.01(g)), then the Alpha Parties shall pay to Contura, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Termination Fee.
(d)    If this Agreement is terminated pursuant to Section 7.01(d), the Alpha Parties shall reimburse Contura and its Affiliates (by wire transfer of immediately available funds), no later than two Business Days after submission of documentation therefor, for 100% of their out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial advisors, experts and consultants) actually incurred or accrued in connection with or related to the transactions contemplated by this Agreement (the “Expense Reimbursement”), up to an aggregate maximum reimbursement of $9,000,000.
(e)    If this Agreement is terminated pursuant to (x) Section 7.01(b) and the applicable order, decree or ruling giving rise to such termination right is issued under or pursuant to any Antitrust Law, or (y) Section 7.01(c) and, in either case, at the time of such termination all of the conditions set forth in Section 6.01 (other than Section 6.01(b) (with respect to matters under Antitrust Laws) and Section 6.01(c)) and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied if the Closing Date were the date of termination) have been satisfied, then, Contura shall pay to the Alpha Parties, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Reverse Termination Fee.
(f)    For purposes of this Agreement, “Termination Fee” means an amount in cash equal to $19,000,000. The Termination Fee shall be paid (when due and owing) by the Alpha Parties to Contura by wire transfer of immediately available funds to the account designated in writing by Contura.
(g)    For purposes of this Agreement, “Reverse Termination Fee” means an amount in cash equal to $19,000,000. The Reverse Termination Fee shall be paid (when due and owing) by the Contura to the Alpha Parties by wire transfer of immediately available funds to the account designated in writing by the Alpha Parties.
(h)    Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement. In the event that the Alpha Parties shall fail to pay the Termination Fee or the Expense Reimbursement (or any portions of the Termination Fee or the Expense Reimbursement) when due, the Alpha Parties shall reimburse Contura for all reasonable costs and expenses actually incurred or accrued by Contura (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.03, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In the event that Contura shall fail to pay the Reverse Termination Fee (or any portions of the Reverse Termination Fee) when due, Contura shall reimburse the Alpha Parties for all reasonable costs and expenses actually incurred or accrued by the Alpha Parties (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.03, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.
(i)    In no event shall the Alpha Parties be required to pay the Termination Fee or Expense Reimbursement on more than one occasion. Any amounts paid by the Alpha Parties with respect to the Expense Reimbursement shall be credited towards any future amounts payable by the Alpha Parties with respect to the Termination Fee. In no event shall Contura be required to pay the Reverse Termination Fee on more than one occasion.

(j)    Except in the case of Willful Breach, each party agrees that notwithstanding anything in this Agreement to the contrary, (i) in the event that the Termination Fee becomes payable and is actually paid in accordance with this Section 7.03, the payment of such Termination Fee shall be the sole and exclusive remedy of Contura and its Affiliates and its and their respective stockholders, officers, directors, employees and Representatives against the Alpha Parties or any of their respective Representatives or Affiliates, (ii) in the event that the Reverse Termination Fee becomes payable and is actually paid in accordance with this Section 7.03, the payment of such Reverse Termination Fee shall be the sole and exclusive remedy of the Alpha Parties and their respective Affiliates and its and their respective stockholders, officers, directors, employees and Representatives against Contura or any of their respective Representatives or Affiliates, (iii) in no event will any party or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives seek to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, (iv) upon payment of any Termination Fee in accordance with this Section 7.03, no Alpha Party nor any of its Affiliates or Representatives shall have any further liability or obligation to Contura or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, except as provided in Section 7.02, and (v) upon payment of any Reverse Termination Fee in accordance with this Section 7.03, neither Contura nor any of its Affiliates or Representatives shall have any further liability or obligation to any Alpha Party or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, except as provided in Section 7.02.
Section 7.04.    Amendment. To the extent permitted by applicable Law, this Agreement may be amended at any time before or after the Alpha Stockholder Approvals but, after such adoption of the Alpha Stockholder Approvals, no amendment shall be made which modifies the Merger Consideration, or which requires the approval of the stockholders of the Alpha Parties under the DGCL, without the approval of the stockholders of the Alpha Parties. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties hereto.
Section 7.05.    Extension; Waiver; Remedies. (a) At any time prior to the Closing, each party hereto may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party, or (iii) waive compliance by any other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party against which such waiver or extension is to be enforced.
(b)    The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.
ARTICLE 8
MISCELLANEOUS
Section 8.01.    Representations and Warranties. The representations and warranties made in Articles 3 and 4 or any instrument delivered pursuant to this Agreement shall not survive beyond the Closing. Each covenant or agreement of the parties in this Agreement shall not survive beyond the Closing, other than any covenant or agreement that by its terms contemplates performance after the Closing, including Sections 1.04, 5.08, and 5.09, which shall survive until fully performed.
Section 8.02.    Entire Agreement; Assignment. This Agreement, together with the Alpha Disclosure Schedule, the Contura Disclosure Schedule, and the Confidentiality Agreement and the exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to subject matter hereof. The Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties.
Section 8.03.    Jurisdiction; Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or if jurisdiction in such court is not available, any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware.
Section 8.04.    Validity; Specific Performance. (a) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
(a)    The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity. No party shall be required to provide, furnish or post any bond or other security in connection with any such injunction or proceeding for specific performance, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.
Section 8.05.    Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by email transmission with confirmation of receipt or by recognized overnight courier service, as follows:

if to Contura

Contura Energy, Inc. P.O. Box 848, Bristol, TN 37621-0848 (U.S. mail) 340 Martin Luther King Jr. Blvd., Bristol, TN 37620 (physical address)
Attention:	Mark M. Manno, Chief Legal Officer
Email:	mark.manno@conturaenergy.com

with a copy to:

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
Attention:	William L. Taylor Lee Hochbaum
Email:	william.taylor@davispolk.com lee.hochbaum@davispolk.com

if to an Alpha Party:

ANR, Inc. 300 Running Right Way Julian, West Virginia 25529
Attention:	Andrew B. McCallister
Email:	dmccallister@alphanr.com

with a copy to:

Katten Muchin Rosenman LLP 575 Madison Avenue New York, New York 10022
Attention:	Steven Reisman Mark D. Wood Evan Borenstein
Email:	sreisman@kattenlaw.com mark.wood@kattenlaw.com evan.borenstein@kattenlaw.com or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.06.    Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.
Section 8.07.    Descriptive Headings. The descriptive headings herein (including the Table of Contents) are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.
Section 8.08.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) from and after (and at no time before) the Closing: (A) the provisions of Section 1.04 shall be for the benefit of and enforceable by the Initial Alpha Director Designees and the Alpha Directors, (B) the provisions of Article 2 providing for the delivery of Merger Consideration shall be for the benefit of and enforceable by the holders of Holdings Common Stock at the First Effective Time and the holders of Class C-1 Common Stock at the Second Effective Time, (C) the provisions of Section 5.09(c) shall be for the benefit of and enforceable by the disqualified individuals described therein, and (D) the provisions of Section 2.03 shall be for the benefit of and enforceable by the holders of ANR Stock Options and the ANR RSUs at the Second Effective Time and (ii) from and after (and at no time before) the Closing, the provisions set forth in Section 5.08 of this Agreement shall be for the benefit of and enforceable by the Indemnified Parties in accordance with Section 5.08(e). Without creating any third party beneficiary rights whatsoever, after the termination of this Agreement without the Closing having occurred, the Alpha Parties may, on behalf of the stockholders of the Alpha Parties as a group, pursue damages exclusively pursuant and subject to the proviso to Section 7.02 and such damages, if any, shall be determined based on the damages to the stockholders of the Alpha Parties as a group.
Section 8.09.    Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. For the purposes of this Agreement, any document which is described as being “provided”, “delivered”, “furnished” or “made available” shall be treated as such only if copies of such documents have been included in the applicable party’s virtual data site for the transactions contemplated by this Agreement no later than 10:00 pm Eastern Time on the date of this Agreement. All exhibits and schedules (including the Alpha Disclosure Schedule and Contura Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.
Section 8.10.    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.
Section 8.11.    Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:
“Affiliate” has the meaning given to such terms in Rule 12b-2 under the Exchange Act.
“Alpha Material Adverse Effect” means any change, effect, circumstance, event or occurrence that is materially adverse to (i) the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Alpha Parties and their respective Subsidiaries, taken as a whole, or (ii) the ability of either Alpha Party to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, circumstances, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Alpha Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which the Alpha Parties and their respective Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not apply to the representations and warranties and related conditions contained in this Agreement that, by their terms, speak of the consequences arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated hereby); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of the Alpha Capital Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that the Alpha Parties or their respective Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions; except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on the Alpha Parties and their respective Subsidiaries, taken as a whole, compared with other companies operating in the industries in which the Alpha Parties and their respective Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if an Alpha Material Adverse Effect has occurred).
“ANR Option New Share Amount” means the number of shares of Class C-1 Common Stock, and if not a whole number, rounded down to the nearest whole number, computed using the following formula: X = (Y * (A – B ))/A, where:
(i)     X = the number of shares of Class C-1 Common Stock to be issued to the applicable ANR Stock Option holder;
(ii)    Y = the total number of shares of Class C-1 Common Stock underlying the applicable ANR Stock Option;
(iii)    A = the Per ANR Share Price; and
(iv)    B = the per share exercise price of the applicable ANR Stock Option;
provided that if B is equal to or greater than A, the ANR Option New Share Amount shall be zero (0).
“ANR Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by ANR or any of its Subsidiaries or to which ANR or any of its Subsidiaries has any obligation to contribute, or with respect to which ANR or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any Alpha Service Provider or to any beneficiary or dependent thereof.
“Bankruptcy Plan” means the Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, dated May 27, 2016, as modified and confirmed by the Order Confirming Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, as Modified (Docket No. 3038), entered by the Bankruptcy Court on July 12, 2016 in connection with to the Bankruptcy Cases.

“beneficial ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act. Phrases such as “beneficially own” or “own beneficially” have correlative meanings.
“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.
“Confidentiality Agreement” means the confidentiality agreement dated January 29, 2018 by and between ANR and Contura.
“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) under corresponding or similar provisions of foreign Laws.
“Contura Material Adverse Effect” means any change, effect, circumstance, event or occurrence that is materially adverse to (i) the assets, liabilities, business, condition (financial or otherwise) or results of operations of Contura and its Subsidiaries, taken as a whole, or (ii) the ability of Contura to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, circumstances, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Contura Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which Contura and its Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not apply to the representations and warranties and related conditions contained in this Agreement that, by their terms, speak of the consequences arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated hereby); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of shares of Contura Common Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that Contura or its Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions, except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on Contura and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Contura and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if an Contura Material Adverse Effect has occurred).
“Contura Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing,

deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by Contura or any of its Subsidiaries or to which Contura or any of its Subsidiaries has any obligation to contribute, or with respect to which
Contura or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any Contura Service Provider or to any beneficiary or dependent thereof.
“DTA” means Dominion Terminal Associates, a Virginia partnership.
“EPA Consent Decree” means the Consent Decree entered by the United States District Court for the Southern District of West Virginia, Charleston Division, on November 26, 2014, in United States of America, et al. v. Alpha Natural Resources, Inc., et al., Civ. No. 2:14-cv-11609.
“ERISA Affiliate” with respect to any entity means any trade or business, whether or not incorporated, that, together with such first entity or any of its respective Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.
“Exchange Ratio” means 0.4071.
“Excluded Intervening Event” means (1) general changes after the date hereof in general economic conditions or in the industries in which the Alpha Parties, Contura or their Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising from or relating to this Agreement or the transactions contemplated by this Agreement; (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of shares of Alpha Capital Stock or Contura Common Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that the Alpha Parties, Contura or their Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on the Alpha Parties and their respective Subsidiaries, taken as a whole, or Contura and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which the Alpha Parties, Contura and their respective Subsidiaries operate.
“Indebtedness” of any Person means, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its Subsidiary or guaranteed by such Person or its Subsidiary as of such date: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations for the deferred purchase price of property or services (including any potential future earnout, purchase price adjustment or similar payments but not including trade payables in the ordinary course of business consistent with past practice), (iv) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), (v) all obligations under indentures or arising out of any financial hedging, swap or similar arrangements, and (vi) all obligations as lessee that would be required to be capitalized in accordance with GAAP.
“Independence Standards” means the applicable independence standards for service on the Contura Board under the NYSE listing standards (or the NASDAQ listing standards, if applicable), the rules and regulations of the SEC or Contura’s written corporate governance guidelines (as such guidelines apply to all non-employee members of the Contura Board).
“knowledge” means (i) with respect to any Alpha Party, the actual knowledge of the individuals listed in Section 8.11(a) of the Alpha Disclosure Schedule after reasonable inquiry and (ii) with respect to Contura, the actual knowledge of the individuals listed in Section 8.11(a) of the Contura Disclosure Schedule after reasonable inquiry.
“Lien” means any mortgage, deed of trust, lien (statutory or other), pledge, security interest, claim, covenant, condition, restriction, option, right of first offer or refusal, charge, easement, right-of-way, encroachment, third party right, limitation in voting right or other encumbrance or title defect of any kind or nature.
“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market.
“NYSE” means the New York Stock Exchange.
“Outside Date” means December 29, 2018.
“Per ANR Share Price” means the product of (a) the arithmetic average of the Weighted Average Price of the Contura Common Stock on each of the 15 consecutive Trading Days ending on the second to last Trading Day prior to the Second Effective Time (the “Per Contura Share Price”), and (b) the Exchange Ratio.
“Owner Trust” means Bank of Utah, not in its individual capacity, but solely as owner trustee under the Trust Agreement N731BP dated July 26, 2016.
“Permit” means any registration, application, license, request for exemption, clearance, approval, permit, franchise and other regulatory authorization, in each instance, from Governmental Entities having jurisdiction.

“Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements (x) of the Alpha Parties set forth in Section 8.11(b) of the Alpha Disclosure Schedule or (y) of Contura set forth in Section 8.11(b) of the Contura Disclosure Schedule, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (vi) any other Liens that would not be material to the Alpha Parties or Contura, as applicable, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.
“Person” means any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization, including any Governmental Entity.
“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person, as applicable, and its Subsidiaries.
“Subsidiary” means, when used with reference to a Person, any other Person (other than natural persons) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such first Person; provided that, for purposes of this Agreement, neither DTA nor Owner Trust shall be deemed a Subsidiary of Contura.
“Trading Day” means any Business Day on which the Contura Common Stock is traded in the over-the- counter market.
“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time (including any successor regulations).
“Weighted Average Price” means the dollar volume-weighted average price for the Contura Common Stock in the over-the-counter market during the period beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time, as reported by Bloomberg Markets (or any successor thereto, “Bloomberg”) through its “Volume at Price” function, or, if no dollar volume-weighted average price is reported for the Contura Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for the Contura Common Stock as reported by OTC Markets Group (or any successor thereto). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during any period during which the arithmetic average of the Weighted Average Prices is being determined.
“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would result in or constitute a breach of or failure of performance under this Agreement.
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

CONTURA ENERGY, INC.
By:	/s/ Mark M. Manno
Name: Mark M. Manno
Title: Executive Vice President, Chief Administrative and Legal Officer & Secretary
PRIME ACQUISITION I, INC.
By:	/s/ J. Scott Kreutzer
Name: J. Scott Kreutzer
Title: President
PRIME ACQUISITION II, INC.
By:	/s/ J. Scott Kreutzer
Name: J. Scott Kreutzer
Title: President

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

ALPHA NATURAL RESOURCES HOLDINGS, INC.

By:	/s/ David J. Stetson
Name: David J. Stetson
Title: Chairman and Chief Executive Officer

ANR, INC.

By:	/s/ David J. Stetson
Name: David J. Stetson
Title: Chairman and Chief Executive Officer

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